UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR – ANNUAL REPORT
UNDER THE SECURITIES ACT OF 1933
FOR THE FISCAL YEAR ENDED JUNE 30, 2025

Name of issuer: **Above: Space Development Corporation**

Central Index Key (CIK number): **0001841998**

Standard Industrial Classification code (SIC code): **4789 – Transportation Services, NEC**

Legal status of issuer:

Form: **Corporation**

Jurisdiction of incorporation: **Delaware**

Date of organization: **June 16, 2022**

Fiscal year end: **June 30**

Physical address of issuer: **4100 Market Street SW, Suite 100, Huntsville, AL 35808**

Website of issuer: **abovespace.com**   Telephone number: **909-500-1323**

Current number of full-time employees: **0**

Financial Highlights ($)	Year ended June 30, 2025	Year ended June 30, 2024
Total assets	$ 139,525.40	$ 271,755.94
Cash & cash equivalents	$ 24,037.97	$ 180,216.33
Accounts receivable	$ 23,000.00	$ 2,000.00
Short-term debt	$ 183,605.09	$ 174,257.59
Long-term debt	$ 184,118.31	$ 67,333.28
Revenues	$ 106,972.79	$ 824,821.58
Cost of goods sold	$ 21,541.33	$ 30,909.96
Taxes paid	$ 1,871.27	$ 530.23
Net Loss	$ (701,134.18)	$ (822,490.62)

The date of this Annual Report on Form C-AR is of 10/28/2025 1:29 PM

ANNUAL REPORT ON FORM C-AR
For the Fiscal Year Ended June 30, 2025

ABOVE: SPACE DEVELOPMENT CORPORATION



About This Form C-AR

This Annual Report on Form C-AR, including the cover page and all exhibits attached hereto, (the "Annual Report" or the "Form C-AR") is being furnished by ***Above: Space Development Corporation***, a Delaware corporation (the "Company", "ABOVE", "we", "us", or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at abovespace.com no later than 120 days after the end of each fiscal year covered by the report.

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained herein. You should assume that the information contained in this Form C-AR is accurate only as of the date hereof, regardless of the time of delivery. Our business, financial condition, results of operations, and prospects may have changed since such date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by:
1) Being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,
2) Filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record,
3) Filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000,
4) The repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or
5) The liquidation or dissolution of the Company.

Table of Contents

Forward Looking Statements

This Form C-AR and any documents incorporated by reference contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties, and assumptions, many of which are beyond the Company's control. Although the Company believes that its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect actual operating and financial performance and may cause such to differ materially from that anticipated. Should one or more of these risks or uncertainties materialize, or should any assumptions prove incorrect or change, the Company's actual performance may vary materially from that projected in forward-looking statements.

Any forward-looking statement made by the Company in this Annual Report, or any documents incorporated by reference, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

Other Information

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

Additional Information

For inquiries related to the Company's Regulation CF securities activity, please contact Tim Alatorre at tim@abovespace.com.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The date of this Annual Report on Form C-AR is October 28, 2025

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

THE COMPANY

The following summary is qualified in its entirety by more the more detailed information that appears elsewhere in this Annual Report.

Our Mission: We Provide More Space in Space™



The space industry is growing, driven by commercial, government, and military demand. Emergence of launch providers such as SpaceX, Blue Origin, and Rocket Lab, and the formation of the U.S. Space Force lead the way. In an April 2024 report entitled Space: The $1.8 trillion opportunity for global economic growth, McKinsey & Company and the World Economic Forum. project the space economy to be worth $1.8 trillion by 2035, up from an estimated $630 billion in 2023.

However, space infrastructure remains severely limited. While space is infinite, usable facilities for testing and development are not. New materials and components that require validation in space face high costs, limited availability, and long wait times. The International Space Station, the most used space facility, is nearing the end of its life, with decommissioning planned for 2030. This will exacerbate the shortage of accessible and affordable "space-in-Space."

Above: Space Development Corporation (the "Company" or "ABOVE") has created a cost-effective solution to this looming problem. Using proprietary technology, Above provides innovative satellite micro-facilities that serve as prototyping test beds and platforms for hosted payloads. These facilities offer a fast track for on-orbit hardware validation and de-risking, allowing organizations of all sizes to obtain crucial flight and operational data.



Prometheus   **Station in a Box (SIB)**   **Pioneer**
These renderings are for conceptual purposes only and may not depict the actual product, platform, or facility.

ABOVE is not merely a research company. It is a service provider that enables developers of space technologies to rapidly advance through development, testing, and certification phases. By accelerating the path to commercialization, the Company offers customers a clear path to revenue, supporting the deployment of innovative technologies in space. ABOVE's Prometheus (video, 4:05) and Archimedes platforms align perfectly with this need for rapid, cost-effective solutions that allow for the quick deployment of scalable satellite and orbital infrastructure. ABOVE combines spaceflight-proven commercial-off-the-shelf hardware with innovative technologies and intellectual property. With over 50 years of spaceflight heritage, and more than 30 successful missions, the Company's management team bridges the critical gaps between concept, prototype, and production.

Proven Expertise & Technology - ABOVE has successfully developed hardware and software systems that perform as designed on the first test, eliminating the need for redesigns or reworks.

- In Jan 2023, the Company was awarded a $1.7m Direct-to-Phase 2 Small Business Innovation Research contract with the Department of Defense to explore large, inflatable and adaptable structures for various in-space applications, also known as the Archimedes program. Design capabilities including the ability to host power-beaming, high-frequency phased arrays, and tactical energy applications. In May 2023, ABOVE earned a second $75k Phase 1 SBIR contract from the Department of the Air Force. On Jul 14, 2023, ABOVE entered into an Umbrella Space Act Agreement with NASA's Marshal Space Flight Center, providing it with non-public access to a broad range of data, programs, and services.

- ABOVE has partnered with Aegis Aerospace for 3 materials science missions to ISS - MISSE-19 (March 2024), MISSE-20 (October 2024), and MISSE-21 (November 2025) – demonstrating the Company's materials science research and application capabilities and current on-orbit presence.

- The Company has developed substantial intellectual property and has filed for 9 provisional patents, 1 full patent application, and 2 trademarks

- ABOVE is in the process of finalizing the development of its Prometheus Spark™ on-orbit platform, the first phase in a planned 3 phase solution suite that management believes will enable on-orbit enterprise, providing affordable space-based test beds for prototyping and hardware validation. The first mission is scheduled for launch in 2026.


ABOVE

Archimedes 1/4 scale Mark 2 prototype in Above's Huntsville integration facility, May 2024

Huge, Growing Markets

According to an April 2024 report by McKinsey & Company and the World Economic Forum … The global space economy is projected to grow to $1.8 trillion by 2035, creating significant opportunities for ABOVE. The Prometheus fleet of spacecraft will serve as a critical enabler for technology validation, targeting both defense and commercial markets.

Market Ready Products & Services – The Prometheus Spark™ mission, scheduled for initial launch in 2026, will demonstrate the Company's ability to integrate flight systems, handle regulatory compliance, and manage launch operations. Subsequent missions will scale capabilities, offering substantial revenue potential for both passive and dynamic

payloads. Spark's TRL 9[1] bus and components will be able to carry up to 16 CVU (1 commercial volume unit = 1 liter) with a mass of up to 20 kg.

Phase 2 of the Prometheus program will be to establish a fleet of 6 to 12 Prometheus One units on-orbit with payloads of up to 150 CVU massing up to 130 kg and Phase 3 will be to return payloads to Earth.

This space is priced at $105k/CVU of passive payload, such as materials and up to $125k per dynamic CVU, such as those that require active power or data exchange, resulting in about $1.6m to $2.8m of revenue per fully populated Spark mission and $7.5m to $16.8m for subsequent larger versions.

Final development costs for the first unit are expected to be about $4m, with an at-scale production cost of around $2m/unit. Depending upon mass lifted, the launch cost of each mission is expected to be $325k

Beyond Prometheus & Archimedes	
SIB - Station in a Box (Zero G Station)	**Pioneer** (Artificial Gravity Station)
- On-orbit - ~32 mos after funding - Phase 1 - short term habitability - Phase 2 - long duration missions - Cargo specs - 20,000 CVU (total of 400 m³); power of up to 150 kW	- On-orbit – Based on customer demand following successful SIB operation - Phase 1 - short term habitability - Phase 2 - long duration missions - Expandable from SIB - NASA SAA to support development - Planned to feed forward to the larger Voyage Space Station

to $12m. Launch services providers include SpaceX and RocketLab. Overall revenue potential of about $57m in program year 2 is expected.

Through Jun 30, 2025, to fund its operations, the Company and its predecessor have raised about $3.5m, principally through the sale of common stock pursuant to Reg CF. As of Jun 30, 2025, the Company had 82,896,505 common shares issued and out.

The Company has 3 full-time employees and is headquartered at 4100 Market Street SW, Suite 100, Huntsville, Alabama 35808. Its telephone number is 909-500-1323, its general email address is info@above.space, its website is abovespace.com, and its news page is news.abovespace.com. The Company's predecessor was formed on Aug 21, 2019 in California and ABOVE was incorporated on Jun 16, 2022 in Delaware. The Company is subject to an ongoing investigation by the SEC.

Third-Party News Reports

---

[1]   NASA uses a "TRL" (Technology Readiness Level) to assess the maturity level of a particular technology. Each project is evaluated against the parameters for each level and is then assigned a TRL rating based on the project's progress. There are nine technology readiness levels; TRL 9 is the highest and TRL 1 is the lowest.

TRL   Parameters
9   Actual system "flight proven" through successful mission operations
8   Actual system completed and "flight qualified" through test and demonstration (ground or space)
7   System prototype demonstration in a space environment
6   System or subsystem model or prototype demonstration in a relevant environment (ground or space)
5   Component or breadboard validation in relevant environment
4   Component or breadboard validation in laboratory environment
3   Analytical and experimental critical function or characteristic proof of concept
2   Technology concept or application formulated
1   Basic principles observed and reported

	[US Space Force Commercial Space Strategy: Key takeaways for the space industry](#) …Released on April 8, 2024, the New Commercial Strategy challenges leaders to incorporate commercial partnerships and emerging technological innovations …. to address space-related threats to national security … The Space Force seeks to … leverage the use of commercial space solutions in a new "hybrid" architecture … instead of merely augmenting existing government systems …. [DLA Piper](#) – Jun 27, 2024
	[Commercial Satellite Industry Continues Historic Growth While Dominating Global Space Business: SIA Releases 27th Annual State of the Satellite Industry Report](#) … During 2023, the industry continued to grow at an unprecedented rate. For a sixth consecutive year, the … industry launched a record number of commercial satellites into orbit. A total of 2,781 commercial satellites were deployed during 2023, an increase of 20% compared to the previous year, while the space industry once again conducted the most launches (190) in history. By the end of 2023, a total of 9,691 active satellites circled the earth, an increase of 361 percent over the past five years. [SIA](#) – Jun 13, 2024
	[Space Threat Assessment 2024](#) "Welcome to the seventh edition of *Space Threat Assessment* by the Aerospace Security Project at the Center for Strategic and International Studies (CSIS). For the last six years, CSIS has used open-source information to produce an annual assessment of threats to U.S. national security space systems posed by foreign government capabilities… [Center for Strategic and International Studies (CSIS)](#) – Apr 17, 2024
	[Russia, China catching up to U.S. in space weaponry, new report finds](#) The [Secure World Foundation](#) on April 2 released its annual report, "[Global Counterspace Capabilities: An Open Source Assessment](#)," that sheds light on the growing space arms race between the United States, Russia and China… The report, compiled from publicly available information, details the counterspace capabilities - essentially space weapons - being developed by a dozen countries. [SpaceNews](#) – Apr 2, 2024
	[Above: Orbital to launch proprietary materials to ISS for testing](#) *Above: Space Development Corporation*, through the firm's wholly-owned subsidiary, *Above: Orbital,* will be testing the performance and durability of the Company's proprietary materials in low orbit, aboard the *International Space Station* (ISS), as part of the upcoming *[Materials International Space Station Experiment](#)* (MISSE-19) mission in March, flown by the *[SpaceX Dragon](#)* resupply mission, *SPX-30*. [SatNews](#) – Feb 20, 2024
	[Above: Space announces successful test of its Prometheus orbital propulsion control system](#) The tests were conducted at the NASA Marshall Space Flight Center Flat Floor Facility in Huntsville on a specially designed flat surface which allows objects to glide across a frictionless cushion of air. [Military-Aerospace Electronics](#) – Dec 19, 2023
 video	[Space tourism growing as companies work to send regular people to space](#) … Space tourism is taking off, and that means we need more infrastructure in low-earth orbit. "We are addressing the energy problem," said Rhonda Stevenson, CEO of [Above Space](#). Stevenson's team is working on a new project called Archimedes, which could provide power for future space stations…. [Fox35 Orlando](#) – Dec 19, 2023
	[The Bodily Indignities of the Space Life](#) The race is on to put hotels in space and neighborhoods on the moon. Here's some of what we know about how Earthlings fare beyond the safety of our home world. [The New York Times Magazine](#) – Dec 8, 2023 (subscription required)
	[Above: Orbital Announces Successful Test of Rotating Artificial Gravity Space Station Systems at NASA Marshall Space Flight Center](#) Above: Orbital, which designs and develops adaptable, space-based platforms for the U.S. Department of Defense and commercial customers, successfully completed a test of its proprietary cold gas engine thruster technology and software representing a significant proprietary industry milestone in developing artificial gravity platforms. [SpaceRef](#) – Jul 19, 2023

	Above Space Signs Umbrella Space Act Agreement With NASA Los Angeles CA (SPX) July 14, 2023 - Above Space Development Corporation, a key player in the space technology sector, has recently inked an Umbrella Space Act Agreement (SAA) with NASA, a development set to have significant implication… Space Daily – Jul 15, 2023
	World's First Ever Space Hotel with Artificial Gravity, Expected to Be Ready By 2025 Orbital Assembly intends to launch the first Hilton space hotel floating above the planet. The company has grand ideas for opulent accommodations and zero-gravity activities. The Hotel aboard Voyager Station will have numerous amenities… Startup Pakistan - May 9, 2023
	DoD launches new 'effort' to rapidly adopt commercial space capabilities "We need to take advantage of the diversity of novel ideas and products available from the commercial sector to complement the DoD space and deliver capabilities to our warfighter at a far quicker pace," said Heidi Shyu, the Pentagon's undersecretary of defense for research and engineering. Breaking Defense – Apr 23, 2023
	US Space Force Orbital Prime Awards Contract to Orbital Assembly Huntsville AL (SPX) March 17, 2023 - Orbital Assembly has been awarded a $1.7 million contract from the United States Space Force to develop rapidly deployable on-orbit structural technologies to support many types of electronic equipment… Space War – Mar 21 2023
	USSF Awards Million Dollar Contract to Orbital Assembly Orbital Assembly has been awarded a $1.7 million contract from the United States Space Force (USSF) to develop rapidly deployable, on-orbit, structural technologies to support many types of electronic equipment. SatNews - Mar 20, 2023
	Orbital Assembly Receives $1.7 Million Contract from U.S. Space Force The SBIR award will fund Orbital Assembly's development of a lightweight space structure. Business Alabama – Mar 16, 2023
	As DoD pivots to smaller satellites, Congress airdrops a big one into the budget The U.S. Defense Department's head of space acquisitions circulated a memo last fall calling for the Pentagon to embrace a faster, more commercial approach to building satellites. At the top of Frank Calvelli's "Space Acquisition Tenets" list is to pivot away from billion-dollar behemoths that take a decade to build in favor of smaller spacecraft that can be delivered in under three years… SpaceNews – Mar 14, 2023
	Orbital Assembly Announces Hosted Payload Services with Variable Gravity on Pioneer Space Station Huntsville AL (SPX) December 12, 2022 - Orbital Assembly (OA) is announcing a new program and mission design as well as planning services for station-class hosted payloads on the company's micro and artificial gravity space stations... Space Daily – Dec 12, 2022
	Orbital Assembly Will Host Space Payloads Huntsville-based Orbital Assembly says that it will offer space program and mission support services for payloads on the company's micro and artificial gravity space stations. Business Alabama – Dec 9, 2022

RISK FACTORS

THE STATEMENTS IN THIS SECTION DESCRIBE THE MOST SIGNIFICANT RISKS TO OUR BUSINESS AND SHOULD BE CONSIDERED CAREFULLY IN CONJUNCTION WITH THE REST OF THIS ANNUAL REPORT.

IN ADDITION, CERTAIN STATEMENTS IN THIS ANNUAL REPORT INCLUDE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT RESULTS.

FORWARD LOOKING STATEMENTS GIVE CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS ABOUT THE COMPANY OR OUR OUTLOOK. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THEY DO NOT RELATE TO HISTORICAL OR CURRENT FACTS AND BY THE USE OF WORDS SUCH AS "BELIEVE," "EXPECT," "ESTIMATE," "ANTICIPATE," "WILL BE," "SHOULD," "PLAN," "FORECAST," "TARGET," "GUIDE," "PROJECT," "INTEND," "COULD" AND SIMILAR WORDS OR EXPRESSIONS.

FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AND KNOWN RISKS AND UNCERTAINTIES. ALTHOUGH WE BELIEVE WE HAVE BEEN PRUDENT IN OUR ASSUMPTIONS, ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE AND WE CAN MAKE NO GUARANTEES ABOUT OUR FUTURE PERFORMANCE.

SHOULD KNOWN OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE OR OUR UNDERLYING ASSUMPTIONS PROVE INACCURATE, ACTUAL RESULTS COULD MATERIALLY DIFFER FROM PAST RESULTS OR THOSE ANTICIPATED, ESTIMATED, OR PROJECTED.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

THE FOLLOWING IS A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS ANNUAL REPORT, THE FOLLOWING ARE SOME OF THE IMPORTANT FACTORS THAT, INDIVIDUALLY OR IN THE AGGREGATE, WE BELIEVE COULD MAKE OUR ACTUAL RESULTS DIFFER MATERIALLY FROM THOSE DESCRIBED IN ANY FORWARD-LOOKING STATEMENTS.

THE PURCHASE OF OUR SECURITIES IS HIGHLY SPECULATIVE AND INVOLVES A VERY HIGH DEGREE OF RISK. AN INVESTMENT IN THE COMPANY IS SUITABLE ONLY FOR PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. ACCORDINGLY, IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE COMPANY, INVESTORS SHOULD CAREFULLY CONSIDER ALL MATERIAL RISK FACTORS, INCLUDING THE FOLLOWING, AS WELL AS OTHER INFORMATION SET FORTH HEREIN.

Risks Related to the Company's Business & Financial Condition

We have incurred losses since our inception and recent positive revenue may not continue.

From the inception of Orbital Assembly Corporation, our Predecessor, on August 21, 2019 to June 30, 2025, we have accumulated losses of $3,744,966. While the Company earned its first revenue in fiscal year 2023 and is starting to move towards recovery of past losses, we are unable to predict the extent of any future losses or when we will become profitable, if at all. If we are unable to achieve and then maintain profitability, the market value of our securities will likely experience significant decline.

We are an early-stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

Our Predecessor was formed on August 21, 2019 under the laws of the state of California, and the Company was effectively re-domiciled on September 9, 2022 and, as such, we have limited operating history which may make it difficult to evaluate our current business and prospects. We may encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our existing and future solutions, managing customer implementations and developing new solutions. Our current operating model may require changes in order for us to achieve profitability and scale our operations efficiently. For example, we may need to enhance our products and product delivery to allow us to efficiently and cost-effectively develop and implement new programs, make our products easy to implement, ensure our marketing strategy is designed to drive highly qualified leads cost-effectively and implement changes in our sales model to improve the predictability of our sales and reduce our sales cycle. If we fail to implement these changes on a timely basis or are unable to implement them due to factors beyond our control, our business may suffer. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must consider these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:
• Raise adequate financing
• Respond effectively to competition, and
• Attract and retain qualified employees

There can be no assurance that we will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow or be successful in implementing its business plan.

Our business plan and maintaining and expanding operations will require us to seek additional capital.

The development and deployment of large space structures require significant capital investments. We will require additional capital in the future if we fail to successfully execute our business plan, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our outstanding stock could decline. Moreover, any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our outstanding stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios.

If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:
- maintain or increase our product and service offerings;
- develop or introduce product enhancements;
- continue to expand our development, sales and marketing, and general and administrative organizations;
- acquire complementary technologies or businesses;
- expand our operations;
- hire and retain management, administrative staff, or other employees; or
- respond to competitive pressures or unanticipated working capital requirements.

Our cash and cash equivalents may not be sufficient to fund our operating expenses, capital equipment requirements, and other expected liquidity requirements.

Our future capital requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the need to acquire licenses to new technology, costs associated with increasing our manufacturing and development facilities, costs associated with strategic acquisitions including integration costs and assumed liabilities, litigation expense, the status of competitive products, and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken because of the ongoing internal evaluation of our business could result in expenditures that are not currently contemplated. Factors that could affect our capital requirements, in addition to those listed include continued collections of accounts receivable consistent with our historical experience and our ability to manage product development efforts.

We have experienced significant losses, may not generate meaningful revenues, and may not achieve profitability, which could affect our ability to continue as a going concern and harm your investment.

For the 70-month period from the inception of our Predecessor to June 30, 2025, we have generated cumulative revenue of $1.95 million and cumulative net losses of $3.7 million. As of June 30, 2025, we had current assets of $139,525 and current liabilities of $367,723, resulting in working capital of $24,038. Future operations are expected to incur significant expenses, including costs related to sales, general administration, and product development. Our ability to continue as a going concern depends on generating additional revenues and securing financing. If we fail to do so, we may be forced to curtail or suspend operations, or even liquidate the company, leading to the loss of your investment.

We have only generated revenue from a small number of customers, and failure to significantly expand our customer base could harm our business and your investment.

To date, we have generated sales from a limited number of customers. If we fail to broaden our customer base and generate more substantial revenue, we may not be able to sustain or grow the business. This could result in reduced operational capacity or even the dissolution of the Company, and you may lose your investment.

We face intense competition from companies with greater resources and brand recognition, which may hinder our ability to compete and impact your investment.

Our ability to remain competitive depends on offering products that are attractively priced and superior in quality compared to those of our competitors. However, many of our competitors have greater name recognition, larger customer bases, and significantly more financial, technical, and marketing resources. This puts them in a better position to gain market share at our expense, which could reduce our operating margins, diminish our brand value, and ultimately hurt our business.

Our inability to compete successfully against current and future competitors may result in reduced margins, loss of market share, and a diminished brand, which could harm your investment.

Many of our competitors have larger financial and operational capabilities, allowing them to lower prices or invest more heavily in product development and marketing. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues. These factors could lead to reduced market share, operating margins, and long-term brand value. In response to competitive pressures, we may have to make pricing or marketing decisions, such as reducing prices or implementing promotional campaigns, which could further impact our profitability and harm the business.

Our lead in developing gravity-capable space structures may erode as competitors advance their technologies, which could negatively affect our competitive position and harm your investment.

We believe we have a technological lead in developing space-based business parks with gravity capabilities. However, the space industry is rapidly evolving, and competitors with greater resources, established technologies, and industry relationships may develop similar or superior solutions faster than we anticipate. This could reduce our market advantage and negatively impact our ability to generate revenue. Additionally, many competitors are better capitalized, allowing them to offer lower prices or invest more in research and development. If we cannot maintain our competitive edge, we may struggle to achieve the growth we project, and your investment could be adversely affected.

We are highly dependent upon certain key personnel.

Our success depends upon the continued service of our founders and executives, including Timothy Alatorre, Thomas Spilker, and Rhonda Stevenson. Each of these people could terminate their relationship with us at any time while maintaining their entire ownership stake. The loss of any of these people might significantly delay or prevent the achievement of our business objectives and could materially harm our business, financial condition, and results of operations. We have no key man life insurance on any of these people to mitigate the financial impact of their potential loss.

Our ability to attract and retain key technical talent is critical to our success, and competition for such talent is intense.

The space industry is highly specialized, and our success depends heavily on our ability to attract, retain, and motivate skilled personnel, particularly engineers, scientists, and other technical experts. The competition for talent in the space industry is intense, and larger, more established companies may offer more attractive compensation packages or career opportunities. If we are unable to retain our key employees or attract new talent, our ability to develop and operate our space structures could be impaired, potentially leading to delays or higher costs.

No assurances may be given that we will be able to successfully execute our current business plan or develop any other new products or services.

Our business strategy outlines the use of the decades of experience our personnel have accumulated to expand the services and products we offer. These services and products are in the development stage and involve new and untested technologies and business models, which may not be successful and could result in the loss of any investment we make in developing them.

Product development involves a high degree of risk and uncertainty, and there can be no assurance that our potential products and services will be successfully developed, achieve their intended benefits, receive full market authorization, or be commercially successful.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us with a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Third parties may claim we are infringing their intellectual property rights, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

As we introduce any new and potentially promising product or service or improve existing products or services with new features or components, companies possessing competing technologies, or other companies owning patents or other intellectual property rights, may be motivated to assert infringement claims to generate royalty revenues, delay or diminish potential sales, and challenge our right to market such products or services. Even if successful in defending against such claims, patent and other intellectual property related litigation is costly and time consuming. In addition, we may find it necessary to initiate litigation in order to protect our intellectual property rights, and even if the claims are well-founded and ultimately successful, such litigation is typically costly and time-consuming and may expose us to counterclaims, including claims for intellectual property infringement, antitrust, or other such claims.

Third parties could also obtain patents or other intellectual property rights that may require us to either redesign products or, if possible, negotiate licenses from such third parties. Adverse determinations in any such litigation could result in significant liabilities to third parties or injunctions or could require us to seek licenses from third parties, and if such licenses are not available on commercially reasonable terms, prevent us from manufacturing, importing, distributing, selling, or using certain products, any one of which could have a material adverse effect on us. In addition, some licenses may be non-exclusive, which could provide our competitors with access to the same technologies. Under any of these circumstances, we may incur significant expenses.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. We maintain insurance for certain risks, and we believe our insurance coverage is consistent with general practices within our industry. However, the amount of our insurance coverage may not cover all claims or liabilities, and we may be forced to bear substantial costs.

Our facilities could be susceptible to damage caused by other natural disasters.

Our facilities could be susceptible to damage caused by hurricanes, tornados, or other natural disasters. Although we insure our properties and maintain business interruption insurance, there can be no guarantee that the coverage would be sufficient, or a claim will be fulfilled. A natural disaster could result in a temporary or permanent closure of our business operations, thus impacting our future financial performance.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not meet our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

If we experience rapid growth and are not able to manage it successfully, this could adversely affect our business, financial condition, and results of operations.

Rapid growth will place a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Our activities and products are subject to regulation by various international, federal, state, and local laws, regulations, and government agencies.

The manufacturing, marketing, and distribution of our products is subject to extensive international, federal, state, and local governmental regulation and licensing. The need to comply with new, evolving, or revised tax, environmental, safety, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation. Delays or failures in obtaining the necessary approvals could also adversely impact our ability to operate and expand our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks", and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us, including degradation of service, service disruption, excessive call volume, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We face significant technological and engineering challenges that could delay or prevent the successful development of our space structures.

The development and operation of large space structures, such as gravity-capable space stations and solar power platforms, are subject to complex technological and engineering hurdles. Any setbacks in our research, design, construction, launch, or operational functionality could lead to significant delays or failures in our business plan. If we are unable to address these challenges, our business and financial condition could be adversely affected.

We are dependent on unproven technologies, which may not succeed commercially.

Many of the technologies required for our space structures are in the early stages of development and have not yet been proven to be commercially viable. If these technologies do not meet expectations or cannot be scaled effectively, our ability to generate revenue and achieve profitability could be severely impacted.

The market demand for space-based infrastructure is uncertain, and our business model relies on the growth of the commercial space economy.

The market for space-based infrastructure, such as gravity-capable space stations and solar power platforms, is still emerging, and it is uncertain whether sufficient demand will develop. Our success depends on the growth of the commercial space economy and the willingness of governments and private enterprises to invest in our solutions. Without this demand, our business may not succeed.

The sales and development cycles for space infrastructure projects are long and could negatively impact our cash flow.

The development and sale of space-based infrastructure involves long cycles due to the complexity of the products and regulatory requirements. Delays in securing contracts or developing products could negatively affect our cash flow and financial condition, and any cancellations or delays by our customers could have a significant impact on our revenue.

International treaties and space law could restrict our ability to conduct operations in space.

Our operations are subject to international treaties, such as the Outer Space Treaty, which governs the use of outer space. Compliance with these treaties and national space laws can be complex and costly. Any changes in international relations or space law could create new regulatory hurdles, potentially affecting our ability to operate in space.

Environmental risks in space, including space debris, could damage our infrastructure and result in significant operational and financial losses.

Space debris and other environmental hazards in space pose significant risks to our infrastructure. If our space structures are damaged or destroyed by debris or other environmental events, we could face substantial financial losses, operational setbacks, and potential liability under international space law.

Our business is dependent on government contracts and grants, which may not be available at levels needed to support our growth.

A significant portion of our funding may rely on government contracts or grants. There is no guarantee that we will secure these funds, and any reduction in government spending on space projects could adversely affect our business. Without sufficient government support, we may struggle to fund our operations and achieve our business objectives.

Our business success depends on partnerships and collaborations, which may not yield the desired results.

We rely on partnerships and collaborations with government agencies and private companies to develop and deploy our technologies. If these partnerships fail to produce the expected results, our ability to achieve our business objectives could be compromised.

The extreme space environment poses significant risks to the safety and durability of our space structures.

Our space structures will be exposed to extreme conditions, such as high radiation levels, micrometeoroids, and temperature fluctuations. These conditions pose significant risks to the safety and durability of our assets. If we are unable to protect our structures from these hazards, we could face operational failures and financial losses.

Unpredictable space events, such as solar flares or collisions, could result in catastrophic damage to our space infrastructure.

Space operations are inherently risky, and unpredictable events such as solar flares, geomagnetic storms, or collisions with other space objects could cause catastrophic damage to our infrastructure. These events may be difficult to predict or mitigate, and any failure could have a devastating impact on our business.

We may face significant challenges in designing and developing space structures that operate in the unique environments of Earth orbit and cislunar space.

Our business plan involves designing, developing, and operating large space structures in Earth orbit and cislunar space, environments that present unique challenges, such as high radiation, extreme temperatures, and debris hazards. Successfully overcoming these challenges is critical to our business. There can be no assurance that we will be able to design or develop structures that can withstand these conditions, or that our systems and technologies will function as intended in such environments.

Our reliance on commercial-off-the-shelf (COTS) products and third-party launch providers may expose us to supply chain and operational risks.

Our space structures rely on commercial-off-the-shelf (COTS) spaceflight products and third-party launch services. Any delays, disruptions, or cost increases in the availability of these products or services could negatively affect our ability to develop and deploy our platforms. Moreover, if these third parties are unable to meet their obligations, it could lead to delays in construction, higher costs, or project cancellations, all of which could materially affect our business.

The long-term physiological effects of gravity-capable platforms are unknown and could affect our ability to sustain occupancy in space.

While our space stations are designed to address some of the challenges of microgravity, the long-term physiological effects of operating in a gravity-capable environment in space are largely unknown. If unanticipated health issues arise for occupants of our stations, it could lead to a reduction in demand for our platforms and damage our reputation, thereby adversely affecting our business.

The decreasing cost of launch services could increase competition in space-based manufacturing and research.

While decreasing launch costs provide an opportunity for us to deploy our structures more affordably, they also lower the barriers for competitors to enter the market. As the cost of reaching space continues to fall, other companies may enter the space-based manufacturing and research sectors, leading to increased competition and downward pressure on prices. This could reduce our profitability and market share.

Our business depends on the successful commercialization of space, which may take longer than anticipated to develop.

The success of our business model is heavily dependent on the growth of the commercial space industry, including demand for on-orbit manufacturing, research, and data storage. If the commercialization of space does not proceed as quickly as anticipated, or if there is insufficient demand for our space platforms, we may not be able to generate sufficient revenue to sustain our business.

The limited availability of commercial space on the ISS may not drive demand as quickly as expected.

Our business model assumes that the limited commercial capacity on the International Space Station (ISS) will drive demand for our space platforms. However, if the ISS expands its commercial capabilities, if new competitors enter the market, or if demand for commercial space services does not grow as expected, our projections for customer acquisition and revenue generation could be adversely affected.

We are subject to significant cost risks related to space platform construction.

Our business plan involves constructing space platforms with over 400 times the capacity of the ISS's commercial area at a fraction of the cost per cubic meter. There can be no assurance that we will be able to achieve these cost reductions. Unanticipated construction, material, or labor costs, as well as delays in the manufacturing process, could increase our expenses and reduce our profitability.

We may face security and confidentiality risks when working with the Department of Defense and other government agencies.

We expect to serve government customers, including the Department of Defense and civil space authorities, which may involve handling sensitive or classified information. Any failure to adequately protect this information could lead to legal liability, loss of government contracts, or reputational damage, all of which could harm our business. Additionally, stringent security requirements may increase our operational costs and complexity.

Our projected revenues are based on market forecasts that may not materialize as expected.

Our business model and financial projections are based on forecasts, including the expectation that the total addressable market for on-orbit commercial enterprises will reach over $1.4 trillion by 2030. If the actual market growth is slower than forecasted, or if our assumptions about customer demand or pricing are inaccurate, our revenues could fall short of expectations, leading to financial losses.

The costs of insurance coverage for space operations may increase or may not be sufficient to cover our risks.

Operating in space involves significant risks, including launch failures, operational malfunctions, and collisions with space debris. While we maintain insurance coverage for certain aspects of our business, the space insurance market is evolving, and future coverage may be difficult to obtain or prohibitively expensive. Additionally, insurance policies may not cover all potential risks or damages. If we experience an uninsured or underinsured event, it could lead to substantial financial losses that could adversely impact our business.

We may be subject to reputational harm due to the environmental impact of our space operations.

As environmental concerns about space operations grow, including the impact of space debris and the environmental footprint of launches, our business may be subject to increasing scrutiny from regulators, environmental groups, and the public. Any perception that our operations contribute to the growing issue of space debris or other environmental risks could damage our reputation and lead to negative publicity, regulatory fines, or additional operational costs.

Space-specific risks, such as solar storms and radiation exposure, could damage our structures and affect human occupants.

Our space structures will be exposed to space-specific hazards, such as solar storms and radiation, that could damage critical systems or pose health risks to any human occupants. These risks are difficult to predict and mitigate, and any failure to protect our structures or personnel could lead to operational failures, financial losses, and reputational harm. Additionally, if radiation exposure proves to be a significant challenge, it could deter customers from using our platforms, reducing demand for our services.

The images, renderings, and visualizations may not accurately reflect final outcomes or future developments.

Unless otherwise expressly stated herein, images, renderings, and visualizations included in this Annual Report are intended for illustrative and conceptual purposes only and do not depict actual completed platforms, products, or facilities. These visualizations should not be construed as representations or warranties by the Company or its affiliates regarding the final design, appearance, functionality, or successful completion of any future platforms, products, or facilities. Investors should be aware that such platforms, products, or facilities are subject to ongoing research and development, regulatory approvals, construction, and other material uncertainties.

The successful completion of any proposed project is dependent on numerous factors, including but not limited to, securing sufficient funding, obtaining the necessary permits and regulatory approvals, overcoming technical challenges, and addressing unforeseen delays or setbacks. As a result, the actual results of these projects, including their design, performance, and operational capabilities, may differ significantly from the visualizations presented.

Additionally, there can be no assurance that any construction, development, or operational milestones will be achieved within the projected timelines, budget, or as otherwise depicted in these illustrative images. Investors should not rely on these visualizations as indications of the Company's ability to successfully complete any of its proposed platforms, products, or facilities, nor should they assume that the Company will achieve the operational results implied by these conceptual illustrations. Investing in the Company involves substantial risks, and prospective investors should carefully consider these risks, along with the other risk factors disclosed in this Annual Report, before making an investment decision.

Risks Related to our Securities

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company's prior securities offerings may not have complied with all relevant state and federal securities laws, which could expose the Company to significant liabilities. The Company has conducted prior offerings of securities, and there is a risk that it may not have fully complied with applicable state and federal securities laws. If it is determined by a court or regulatory authority with jurisdiction that the Company violated such laws, the Company may be required to offer rescission rights to the investors in those prior offerings. This would allow investors to require the Company to repurchase their securities at the original purchase price, plus interest. There is no assurance that the Company will have sufficient funds to fulfill such obligations, and the proceeds from this Offering may need to be used to pay these amounts.

Further, the failure to comply with state or federal securities laws could result in regulatory enforcement actions, including fines, penalties, or other sanctions, and could potentially limit the Company's ability to conduct future securities offerings. These penalties could significantly impair the Company's financial condition and its ability to raise capital in the future.

The Company is currently the subject of an SEC investigation relating to prior securities offerings, the outcome of which is uncertain and could materially impact the Company's operations and financial condition.

The Company is subject to an ongoing investigation by the U.S. Securities and Exchange Commission, which could result in significant penalties and materially impact the Company's operations and financial condition. The Company is currently under investigation by the SEC for potential violations of federal securities laws, including anti-fraud provisions, in connection with its prior securities offerings. The investigation, initiated in January 2024, focuses on statements made in the Company's offering materials, investor presentations, and filings associated with the prior capital raises. The SEC is reviewing whether certain statements were materially misleading or lacked a reasonable basis, as well as whether required filings under Reg CF were incomplete or inaccurate. The investigation does not mean that the SEC has concluded that the Company or any representative has violated the law. Also, the investigation does not mean that the SEC has a negative opinion of any person, entity, or security.

The Company has been cooperating with the SEC, providing extensive documentation and testimony from senior executive officers in response to subpoenas received by them. The SEC has provided a list of potential violations, and the Company has submitted a response.

Based on current communications, the SEC has indicated that it does not intend to issue a Wells Notice and is not pursuing claims of recklessness, intentional misconduct, or criminal violations. The matters under review are currently limited to potential negligence.

The penalties remain under negotiation, and there can be no assurance as to the timing, terms, or outcome of the SEC's review. Any resolution may involve monetary fines or other obligations. If such penalties are imposed, the Company may be required to use proceeds of this Offering or other resources to satisfy them, which could materially impact its financial condition, liquidity, and ability to fund operations. The outcome of the SEC's review remains uncertain, and any adverse determination could materially affect the Company's business, operations, and its ability to raise capital.

If the SEC determines that the Company or its directors, executive officers, or other key personnel violated securities laws, the Company or such individuals could be subject to "bad actor" disqualification under Rule 506(d) of Regulation D ("Reg D"), Rule 503(a) of Reg CF, and Rule 262(a) of Regulation A ("Reg A").

A "bad actor" designation would prohibit the Company from relying on exemptions for private securities offerings under Reg D, such as Rule 506(b) or Rule 506(c), from conducting equity crowdfunding offerings under Reg CF, and from utilizing Tier 1 or Tier 2 offerings under Reg A. These disqualifications could severely limit the Company's ability to raise capital through private placements, crowdfunding, or small public offerings, forcing it to pursue registered offerings or other less favorable financing alternatives. The Company's ability to raise capital is dependent on its compliance with federal securities laws, and the potential for "bad actor" disqualification significantly increases the risk of being unable to access exemptions that are critical to its capital-raising strategies.

The ongoing SEC investigation creates substantial uncertainty, and any adverse outcome, including a Wells Notice or "bad actor" designation, could materially affect the Company's financial condition, operations, and its ability to raise capital in the future.

We can provide no assurance as to our future financial performance or the investment result of a purchase of our Securities.

Any projected results of operations involve significant risks and uncertainties, should be considered speculative, and depend on various assumptions which may not be correct. The future performance of the Company and the return on our securities depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our Securities.

Because we have broad discretion and flexibility as to the use of the net proceeds from this Offering, you may disagree with the ways we use such.

We intend to use the net proceeds from the sale of our Securities for continuing development, operating expenses, and working capital, but have not allocated specific amounts to any of the foregoing purposes. Our management has significant discretion and flexibility in applying net proceeds and you will be relying on their judgment with respect to use of funds. You will not have the opportunity, as part of your investment decision, to assess whether net proceeds are being used appropriately. It is possible that we may invest proceeds in a way that does not yield a favorable, or any, return for us. Failure to use funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flow.

Because there are no existing markets for our securities, the valuations at which we complete sales may not be indicative of the market value of our securities, which may decrease significantly.

There is currently no public market for our securities, and we cannot guarantee that an active or liquid trading market for our securities will develop or be sustained after this offering. The valuations at which we have completed prior sales of our securities, including the terms of this Offering, were determined through negotiations between the Company and the investors and may not accurately reflect the market price of our securities if they are ever traded on a public exchange.

If our securities are eventually listed on a public exchange, the market price of our securities may fluctuate significantly due to several factors, including, but not limited to, variations in our operating results, changes in investor perception of the Company's prospects, and fluctuations in the market conditions for similar companies. Additionally, even if a market for our securities does develop, it may not be sustained, and the lack of liquidity could impair your ability to sell your Shares at your preferred time or price, potentially resulting in a substantial loss of your investment.

Furthermore, the absence of an established market may limit the ability of shareholders to resell their securities, and the price at which shareholders may be able to sell securities, if at all, may be lower than the original purchase price. Consequently, you may be required to hold your shares indefinitely, and there can be no assurance that you will be able to recover your investment or realize any returns.

Our past securities offerings were not reviewed by securities agencies.

The offer and sale of our securities was not approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body passed upon or endorsed the accuracy, adequacy, or completeness of our disclosure. Accordingly, prospective investors must rely on their own examination of such documents, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the Securities, which may limit your ability to liquidate your investment.

The Securities being offered will be deemed "restricted securities" as defined under Rule 144 of the Securities Act. As such, the Securities cannot be sold, transferred, pledged, or otherwise disposed of unless they are registered under the Securities Act and any applicable state securities laws, or unless an exemption from such registration is available. The Company has not agreed to, and is under no obligation to, register the Securities for resale or to assist investors in complying with the conditions necessary for a resale exemption.

In addition to these statutory restrictions, our organizational documents, including our charter and any applicable shareholders' agreements, may impose additional limitations on the transfer of the Securities. These restrictions may include requirements for approval by the Company or other shareholders before any transfer can occur and may prohibit transfers to certain categories of buyers, such as competitors. As a result, your ability to sell or otherwise transfer your Securities may be severely limited.

Due to these legal and contractual restrictions, investors should be prepared to hold their Securities for an indefinite period, potentially until the Company undergoes a liquidity event, such as a public offering, sale, or merger. There is no guarantee that such an event will occur within a specific time frame, if at all. Consequently, you may not be able to liquidate your investment at your preferred time or at a price that reflects the value of your

Securities, and you could incur substantial losses on your investment. There is no guarantee of any such event, and you may not be able to sell your Securities for an extended period or at a price that reflects their value, resulting in significant losses.

There is no market for the Company's securities, and there may never be one, which may severely limit your ability to sell or transfer your shares.

Currently, there is no public trading market for any of the Company's securities, including our Common Stock. Our securities are not listed on any stock exchange or quoted in over-the-counter markets. As a result, any sale, pledge, or transfer of our securities must occur in privately negotiated transactions, and even then, such transactions are subject to compliance with applicable securities laws and any restrictions imposed by the Company's organizational documents. There is no guarantee that these securities can be resold in such transactions or that they will meet the conditions necessary for transfer.

The Company provides no assurance that an active public trading market for its securities will develop at any point in the future. If you purchase the Securities, you should be prepared to hold them indefinitely, as liquidity may be extremely limited. Furthermore, there is no assurance that any liquidity event, such as a merger, acquisition, or sale of the Company, will occur or, if it does, that it will provide meaningful liquidity for shareholders.

Additionally, even if the Company were to seek registration of its securities to facilitate resale, legal, commercial, regulatory, market-related, or other factors could prevent such registration. As a result, you may not be able to resell the Shares or liquidate your investment, which could result in the loss of part or all of your investment in the Company.

Future dilution of your ownership interest is likely as we may issue additional securities.

In the future, we may issue additional equity securities, including shares of common stock, preferred stock, or securities convertible into equity, to raise capital or for other corporate purposes. Any issuance of additional securities could dilute your ownership interest in the Company, and the value of the Securities may decline as a result.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the Shares upon a qualifying financing.

We are conducting concurrent offerings of Convertible Notes and Series A Convertible Preferred Stock, which may create risks and conflicts for investors in this Offering.

We are currently offering both Convertible Notes and Series A Convertible Preferred Stock, which may result in a variety of risks for investors in this Offering. The terms of each offering, including conversion features, interest or dividend rates, and priority in the event of liquidation, may differ. As a result, the Convertible Notes and Series A Convertible Preferred Stock investors may have different or conflicting rights, preferences, and interests compared to each other and compared to the holders of other securities we may issue in the future.

Furthermore, the concurrent offerings may create competitive pressures on the Company's valuation and share price, as each class of investors may expect returns in line with their specific investment terms. If additional financing is required or future rounds are conducted at valuations lower than the current offering, known as a "down round," this could result in dilution of equity ownership and a decrease in the value of the securities offered in this

Offering. Such events may adversely impact the economic interests of investors in both the Convertible Notes and the Series A Convertible Preferred Stock, as well as investors in this Offering.

Investors should consider these risks carefully and understand that their rights and returns may be impacted by the terms and performance of these concurrent offerings.

We may not pay dividends in the foreseeable future, and the only return on your investment may come from selling the Securities.

We do not expect to declare or pay any dividends in the near future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on a variety of factors, including our financial condition, operating results, capital requirements, and other factors. As a result, the only return on your investment may come from selling your securities, which may not be possible if no market develops or you are subject to restrictions on transfer.

We may be subject to anti-dilution provisions in our securities, which could dilute your ownership further.

The terms of certain securities we may issue in the future may include anti-dilution provisions, which could result in further dilution of your ownership interest. If we issue securities at a price lower than that of previously issued securities, these provisions may allow the holders of those earlier securities to receive additional shares or adjustments, reducing your percentage ownership.

Class B Common Stock is non-voting and limits investors' rights in corporate decisions affecting their investment.

As Class B Common Stock is non-voting, investors in the Shares cannot participate in shareholder votes on significant corporate decisions, such as mergers, sales, or amendments to the Company's charter, except as otherwise required by law. This lack of voting rights limits investors' ability to influence decisions that could materially affect the Company's operations, financial condition, or valuation and may result in corporate actions not aligned with their interests.

Investors in the Shares will have no voting rights in the Company, limiting their influence over key decisions even after conversion.

As holders of Class B Common Stock, investors in the Shares will not have voting rights and thus cannot influence corporate decisions, including those related to significant transactions or governance changes. If the Board elects to convert the Shares into Class A Common Stock at the 5:1 ratio as provided for in the Company's Certificate of Incorporation, as amended, investors will receive a reduced number of shares of Common Stock, which may limit any voting influence and leave control concentrated among existing voting shareholders.

The Company's Board of Directors has significant discretion to convert the Shares into Class A Common Stock, which may not align with your investment expectations.

The exchange of the Shares into Class A Common Stock is at the sole discretion of the Company's Board of Directors at a ratio of 5:1. This introduces uncertainty around if and when such conversion will occur, and investors may not be able to anticipate the timing or terms of such. The Board's decision to convert may not align with investors' expectations, potentially impacting the value of the securities and liquidity options.

The exchange ratio may dilute the economic value of the Shares.

The 5-to-1 exchange ratio may dilute the relative value of your investment if the Shares are converted into Class A Common Stock. If the valuation of Class A Common Stock fluctuates or declines over time, the effective value of your Class B shares could be significantly lower than anticipated, resulting in potential losses.

The Company's ability to issue additional shares could adversely affect future valuations.

The Company's governing documents may permit the issuance of additional shares of common stock without the need for shareholder approval. Future offerings or grants under an employee equity plan could increase the total number of outstanding shares, potentially reducing the market value of existing shares, including those issued upon conversion of your Shares.

There may be adverse tax consequences associated with the conversion of the Shares to Class A Common Stock.

The conversion of your Shares may result in a taxable event, depending on how the Internal Revenue Service (IRS) treats the transaction. Investors should consult with their tax advisors to fully understand the tax implications of holding and converting these securities.

The conversion of the Shares may trigger certain anti-dilution adjustments for other securities holders, which could further dilute your ownership.

If the Company has issued securities with anti-dilution protections, such as convertible notes or preferred stock, the conversion of the Shares into Class A Common Stock may trigger these protections. This could lead to the issuance of additional shares to other investors, further diluting your economic interest.

The tax treatment of dividends received from the Shares, if any, may differ from other types of investment income.

Dividends paid on the Shares may be subject to ordinary income tax rates, which could result in a higher tax liability compared to other types of investment income, such as capital gains. You are encouraged to consult with your tax advisor to understand the specific tax implications of investing in the Shares and how it may impact your overall tax situation.

Changes in tax laws or regulations may adversely affect your investment.

Future changes in federal, state, or local tax laws or regulations, or changes in the interpretation or enforcement of those laws, could negatively impact the value of your investment. Such changes may affect the tax treatment of the Securities or your returns, potentially reducing the after-tax return you receive from your investment.

Risks Related to Governance & Ownership of the Company

The Company's officers and directors are indemnified by the Company.

The Company's Certificate of Incorporation and Bylaws provide for the indemnification of its officers and directors to the fullest extent permitted under Delaware law. This indemnification includes the elimination or limitation of personal liability for monetary damages to the Company and its stockholders for certain breaches of fiduciary duty, except in cases involving breaches of the duty of loyalty, acts or omissions not in good faith, intentional misconduct, knowing violations of law, or transactions from which the director or officer derived an improper personal benefit. While such indemnification may extend to liabilities arising in connection with securities offerings, including under the Securities Act of 1933, the Company has been advised that the SEC takes the position that indemnification for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

The concentration of our common stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

As of June 30, 2025, our directors and officers beneficially own and can vote in the aggregate over 50% of our outstanding common stock. As such, these persons can exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests, or other purchases of our common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares. As a result of the concentrated ownership of our common stock by management, stockholders may find it difficult or impossible to influence key corporate actions, including the election or removal of directors, approval of mergers, or other significant transactions. This could prevent stockholders from changing the board or management in a way that would align with their interests. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

Conflicts of interest may arise as our management may have interests that are not aligned with those of investors.

Certain members of our management team may have other business interests that could conflict with their duties to the Company and to you as an investor. These conflicts could result in decisions that are not in the best interest of the Company or its investors, potentially adversely affecting the value of your investment.

Certain members of management may be party to long-term employment agreements or management contracts, which could affect corporate governance and costs.

Certain members of the Company's management may be (or may become) party to long-term employment agreements or management contracts, which could limit the ability of stockholders to influence changes in leadership or corporate governance. These agreements may include severance or change of control provisions that could result in significant costs to the Company and impact stockholder returns.

Our management has broad discretion over corporate actions, which could affect the value of your investment.

Our management has broad discretion over corporate actions, including the ability to issue additional equity or debt securities, approve mergers or acquisitions, or change the strategic direction of the Company. These decisions may not always align with the interests of investors and could affect the value of your investment.

Additional Risk Factors Related to Recent Developments

The Company was the victim of a theft that materially reduced its cash reserves, and it remains vulnerable to future cyber incidents.

As described under "*Recent Developments*," the Company experienced a federal crime in July 2025 in which approximately 90% of its cash reserves were stolen through unauthorized transfers. The Company remains obligated to repay outstanding loans in full notwithstanding the theft, and there can be no assurance that lender extensions will be obtained on favorable terms or that any stolen funds will be recovered.

This incident has materially reduced the Company's liquidity and capital resources, and it may limit the Company's ability to fund operations, service obligations, or pursue growth opportunities. While management has engaged security experts and implemented additional protocols to mitigate these risks, there can be no assurance that such measures will be sufficient to prevent or address future incidents.

The incident also underscores the Company's vulnerability to cybersecurity breaches and other unauthorized intrusions. Any future thefts, data breaches, or cyberattacks could result in additional financial losses, disruption of operations, reputational damage, and regulatory scrutiny, any of which could materially affect the Company's business, financial condition, and ability to raise capital.

The Company's ability to secure lender extensions is uncertain, and failure to repay these loans when due could result in default.

The Company is in the process of negotiating extensions with its lenders following the theft of Company funds. There is no assurance that all lenders will agree to extend repayment obligations or that any extensions will be on favorable terms. If the Company is unable to secure such extensions, it may be forced to restructure its obligations, divert operating cash to debt repayment, or seek additional financing on unfavorable terms, any of which could materially and adversely affect its financial condition and prospects. If the Company is unable to repay or refinance these loans when they become due, it could default on its obligations, which may lead to acceleration of indebtedness, legal action by lenders, or insolvency proceedings.

The theft of Company funds and the SEC investigation may harm the Company's reputation.

The theft of Company funds and the existence of an SEC investigation may adversely impact the Company's reputation with customers, lenders, and potential investors. Even if the Company addresses these matters successfully, the perception of increased risk may make it more difficult to raise capital, secure business partnerships, or retain customers. Reputational harm can have long-lasting effects and could materially affect the Company's ability to grow its business.

Management's attention is diverted by responding to the theft and the SEC investigation.

Responding to the theft, implementing new security protocols, negotiating with lenders, and cooperating with the SEC investigation require significant attention from the Company's management. These efforts divert time and resources away from executing the Company's business plan, developing products, and serving customers. If management is unable to balance these competing demands effectively, the Company's operations and financial performance could be adversely affected.

The Company may need to use Offering proceeds to address liabilities related to the theft or SEC investigation.

The Company may be required to use a portion of the proceeds from this Offering to address liabilities arising from the theft or to satisfy penalties or settlement obligations resulting from the SEC investigation. Any such use of proceeds could reduce the capital available to execute the Company's business plan, invest in growth, or expand operations.

The Company may need to raise additional capital on unfavorable terms, resulting in dilution to investors.

As a result of the theft and potential SEC penalties, the Company may need to raise additional equity capital sooner than expected and on terms that are unfavorable to existing investors. Any such financing could result in significant dilution of investors' ownership interests and adversely affect the value of their investment.

Increased challenges to the Company's ability to continue as a going concern.

As discussed under "*Recent Developments*" and "*Update Regarding SEC Investigation*," the combination of reduced liquidity resulting from the theft of Company funds, ongoing lender obligations, and potential SEC penalties could materially and adversely affect the Company's ability to continue as a going concern. If the Company is unable to raise additional capital, extend its operating runway, or meet its debt obligations, it may be required to significantly reduce operations or, in the worst case, cease operations altogether.

The Company's lack of insurance coverage increases vulnerability to future losses.

The Company does not carry insurance coverage that is expected to offset losses of the type sustained in the July 26, 2025 theft. The absence of such coverage increases the Company's vulnerability to future losses from theft, fraud, or cyber incidents, any of which could materially and adversely impact the Company's financial condition and results of operations.

Forward-looking projections are inherently uncertain, particularly in light of recent developments.

The Company has provided projections regarding anticipated revenues and pipeline conversion. These projections are subject to significant risks and uncertainties, including those described under "Recent Developments" and "Update Regarding SEC Investigation." In particular, the theft of Company funds, ongoing lender obligations, and the potential for penalties in connection with the SEC's review could materially impact the Company's actual results. There is no assurance that revenues will be realized as projected, and any shortfall could adversely affect the Company's liquidity, operations, and ability to meet obligations.

Although a secondary market for the Shares is now available through Silicon Prairie, liquidity remains highly limited.

There is no public market for the Securities, and we cannot guarantee that an active or liquid trading market will develop or be sustained after this Offering. The Company has arranged for a secondary market on the Silicon Prairie platform, where shareholders who meet SEC requirements may sell and purchase Shares from other shareholders. However, this platform is limited in scope, subject to regulatory restrictions, and does not provide the depth, liquidity, or pricing efficiency of a public exchange.

The valuations at which we have completed prior sales of our securities, including the terms of this Offering, were determined by the Company and may not accurately reflect the market price of the Securities, whether traded through this limited secondary market or otherwise. There is no assurance that sales will occur on the secondary market or that any resale will be at or above the original purchase price.

If our securities are eventually listed on a public exchange, the market price may fluctuate significantly due to a variety of factors, including variations in our operating results, changes in investor perception of the Company's prospects, and overall market conditions. Even if a broader market develops, it may not be sustained, and limited liquidity could impair your ability to sell your Shares at your preferred time or price, potentially resulting in a substantial loss of your investment.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO UNCERTAINTIES NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE EVERYTHING THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EXECUTE ITS CURRENT BUSINESS PLAN. IN REVIEWING THIS OFFERING STATEMENT, INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS

Above: Space Development Corporation (the "Company", "ABOVE", "we", "us", or "our"), was incorporated on June 16, 2022 under the laws of Delaware. The Company's predecessor, Orbital Assembly Corporation ("Assembly" or the "Predecessor"), was formed on August 21, 2019. The Company has a single wholly owned subsidiary, Above: Orbital Inc. ("Orbital"). On September 9, 2022, Assembly was merged with Orbital and all outstanding equity interests of Assembly were exchanged for equity interests in the Company at a ratio of 5:1.

Background

Humanity has successfully established occupancy in space, but we have not yet conquered it. After 70 years of advances, we continue to be hindered by the lack of consistently accessible platforms and by the physiological effects of long-term habitation in a microgravity environment. NASA is not addressing the cost of access to space, leaving that to private enterprise, which has successfully stepped up to the challenge. Lift services evolved from the historical government providers to a new class of commercial suppliers, pivoting launch business models to reusable vehicles. Today's array of competitive launch services has significantly reduced cost-to-orbit and further reductions are anticipated.

The cost of launch to low earth orbit (LEO) on the Space Shuttle (1981 to 2011) averaged over $60,000/kg; in 2022, on the SpaceX Falcon 9, it costs $1,520/kg[2], a decrease of 97%. Launch rates are expected to continue to fall and are projected to be below $1,000/kg in 2025. SpaceX projects that its Starship Super Heavy, the largest and most powerful rocket ever flown, could reduce costs to below $100/kg. Obviously, this will make it much more cost-effective to manufacture on-orbit and provide a more frequent cadence for payload delivery and down massing (return to Earth), permitting much increased productivity and sustained occupancy of the orbital realm.

The cost of launch to low earth orbit (LEO) on the Space Shuttle (1981 to 2011) averaged over $60,000/kg; in 2022, on the SpaceX Falcon 9, it costs $2,900/kg, a decrease of 95%. Launch rates will continue to fall and are expected to be below $1,000/kg in 2024. SpaceX projects that its Starship Super Heavy, the largest and most powerful rocket ever flown, could reduce costs to below $100/kg. Obviously, this will make it much more cost-effective to manufacture on-orbit and provide a more frequent cadence for payload delivery and down massing or return to Earth, permitting much increased productivity and sustained occupancy of the orbital realm.

In 2021, space tourism took off in a big way. Pioneering adventurers are spending as much as $25 million for a 10-minute flight to the thin edge of space. The price to take people for a stay at the ISS is also quite steep as shown by the table. But no agency or company in the established industry has plans to address the obvious bottleneck of demand for near-term, consistent access to space for both automated

The Cost of a Private Astronaut Mission to the ISS		
Item	Avg cost per astronaut for 8 days	Paid to
Round trip to ISS (2019 estimate)	$55,000,000	*SpaceX*
NASA planning & services	1,200,000	*NASA*
ISS crew time	1,300,000	NASA
Food	16,000	NASA
Crew gear	6,160	NASA
ISS supply & waste disposal	1,000,000	NASA
Mission management fees	tbd	*Axiom Space*
Total	>$58,522,160	
Source: Quartz, qz.com, Data: NASA, GAO, May 22, 2023		

---

[2] Georgetown Security Studies Review, *T-minus 6 Seconds: Starship (and Humanity's Next Major Step Into Space*.

platforms and habitable hybrid structures that provide both artificial gravity for occupants and microgravity or reduced gravity for commercial activities.

Today, affordable commercial access to on-orbit facilities is bottlenecked by the International Space Station (ISS) since it its primarily a government-run, scientific research platform. The waiting list for the very limited availability of commercial space on the ISS for manufacturing, prototyping, research and development, data storage, and communication systems is currently up to three years, and there are only about 53 CVUs available. Each CVU is controlled by integration partners, each of which may charge a different amount. A recent baseline estimate using NASA's official price list, but excluding partner integration fees, puts the cost at ~$150,000 per CVU, assuming 30 minutes of crew time. China's space station, the Tiangong, might be a possible solution to meet the escalating demand for space in Space, but it does not support most mission models.

Comparison of Selected Launch Vehicles



Ariane 5
Starship
Space Shuttle
Ariane 6
Falcon 9
Energia
Falcon Heavy
Yenisei
Long March 9
SLS Block 1
N1
Saturn V
SLS Block 2 Cargo
Starship Super Heavy

Vehicle	Ariane 5	Starship	Space Shuttle	Ariane 6	Falcon 9	Energia	Falcon Heavy	Yenisei	Long March 9	SLS Block 1	N1	Saturn V	SLS Block 2 Cargo	Starship Super Heavy
Supplier	EU	SpaceX	USA	EU	SpaceX	USSR	SpaceX	Russia	China	USA	USSR	USA	USA	SpaceX
Height (m)	48.0	50.0	56.1	63.0	70.0	57.8	70.0	~80.0	93.0	98.1	105.0	110.6	111.3	120.0
Payload (t) LEO GTO TLI MTO	20.0 10.6 8.9 --	? ? ? ?	27.5 10.9 9.2 --	21.7 11.5 9.7 --	22.8 8.3 7.0 4.0	100.0 38.0 32.0 --	63.8 26.7 22.3 16.8	103.0 -- -- --	140.0 56.0 50.0 44.0	95.0 55.0 42.0 --	95.0 28.1 23.5 --	140.0 57.8 48.6 --	130.0 55.0 46.0 --	150.0 -- -- --
Status	Retired	Under development	Retired	Under development	In use since 2010, 259 launches	Retired	In use since 2018, 7 launches	Development postponed	Under development	In use since 2022, 1 launch	Cancelled	Retired	In use since 2022, 1 launch	Under development, 1 launch
Cost/ launch	~$166m to 221m (2016)	tbd	$450m (2011)	~$83m to 127m (2016)	$67m (2022)	unknown	reuse -$97m; expend - $150m (2022)	unknown	unknown	$2b+ (2022)	unknown	$185m (1969-1971), $1.23b (2019)	$2b+ (2022)	tbd
Cost/kg to LEO	~$9,700 (2016)	na	~$16,400 (2011)	~$4,900 (2016)	~$1,520 (2024)	na	~$1,500 (2022)	na	na	~$21,000 (2022)	na	~$8,800 (2019)	~$15,400 (2022)	tbd

Source: Wikipedia accessed September 29, 2023. M = meters; t – metric tonne or 1,000 kilograms, LEO = low earth orbit; GTO = geosynchronous transfer orbit; TLI = trans-lunar injection; and MTO = Mars transfer orbit



The
Cost of Space Flight

How much does it cost to launch a spacecraft into orbit?
A lot less than it used to, thanks to innovation by SpaceX.
Here's a look at the cost per kilogram for space launches
across the globe since 1960.

Today, launching a
spacecraft is 10x cheaper
than it was a decade ago.

$ per kg (log scale)

③ Space Shuttle

Delta
Heavy
⑤

① Soyuz

⑦ Falcon 1

②
Saturn V

④
Long March
3b

⑥ Angara

⑧
Falcon 9

⑨
Falcon
Heavy

SpaceX

Starship
(estimate) ⑩

$51,200
$25,600
$12,800
$6,400
$3,200
$1,600
$800
$400
$200
$100

1960 1970 1980 1990 2000 2010 2020 2030

② Saturn v

③ Space
Shuttle

④ Long
March 3b

⑤ Delta
Heavy

⑥ Angara

⑩ Starship

⑨ Falcon
Heavy

⑧ Falcon 9

① Soyuz

⑦ Falcon 1

Prices have been adjusted for inflation.
Source: Center for Strategic and International Studies

VISUAL
CAPITALIST

/visualcapitalist   @visualcap   visualcapitalist.com

Published Jan 27, 2022, research & writing by Bruno Venditti, art direction & design by Sam Parker

Comparison of Current Operational Space Stations		
Station	**International Space Station**	**Tiangong Space Station**
Overview	(as of 22 December 2022, unless noted otherwise) Oblique forward view in November 2021	(as of 31 May 2023) Rendering with the *Tianhe* core module at center, a *Tianzhou* automated cargo spacecraft on aft port, the *Wentian* and *Mengtian* laboratory cabin modules on starboard port to the left and portside port to the right, respectively, and two *Shenzhou* spacecraft sharing multi-docking hub
Configuration	ISS Configuration Station elements as of December 2022 (exploded view)	Wentian Lab Module Tianzhou Cargo Spacecraft Tianhe Core Module Shenzhou Crewed Spacecraft Mengtian Lab Module 天宫 Tiangong Chinese Space Station Station elements as of May 2023 (exploded view)
Launch	20 November 1998 (24.85 years ago as of 28 September 2023)	• *Tianhe*, 29 April 2021 (881 dys ago as of 27 September 2023) • *Wentian*, 24 July 2022 (430 dys ago, as of 27 September 2023) • *Mengtian*, 31 October 2022 (331 dys ago, as of 27 September 2023) • *Xuntian* space telescope, scheduled for 2024
Launch pad	• Baikonur, Site 1/5, Site 200/39, Site 31/6 and Site 81/23 • Kennedy, LC-39 and CCSFS, SLC-40	• Wenchang Spacecraft Launch Site LC-1

34

Comparison of Current Operational Space Stations		
Station	**International Space Station**	**Tiangong Space Station**
Crew	• Fully crewed: 7 • Currently aboard: 7 (Crew-7, Soyuz MS-24) • Expedition: 70 • Commander: Andreas Mogensen, ESA	• Maximum: 6 • Currently aboard: 3 • Expedition: 5 (Shenzhou 16) • Commander: Jing Haipeng, PLAAC
Mass	450,000 kg (990,100 lb)	~100,000 kg (~220,500 lbs)
Dimensions	Overall: 109 m (358 ft) Truss: 94 m (310 ft) Solar array: 73 m (239 ft)	Cylindrical: ~55.6 m (182 ft) length, ~39.0 m (128 ft) diameter
Pressurized volume	Total: 1,005 m^3 (35,491 cu ft)	Total: 340 m^3 (12,000 cu ft) Habitable: 122 m^3 (4,310 cu ft)
Altitude	Perigee: 413 km (256.6 mi) Apogee: 422 km (262.2 mi)	Perigee: 386.4 km (240.1 mi) Apogee: 391.8 km (243.5 mi)
Orbital inclination	51.64°	41.47°
Orbital speed	7.66 km/s; 27,576 km/h; 17,135 mph	7.67 km/s; 27,612 km/h; 17,157 mph
Orbital period	92.9 minutes	92.3 minutes
Days in orbit	24 yrs, 10 mos, 8 dys (as of 28 September 2023)	881 dys, 8 hrs, 3 min (as of 27 September 2023)
Days occupied	22 yrs, 10 mos, 26 dys (as of 28 September 2023)	750 dys, 17 hrs and 42 min (as of 27 September 2023)
Gravity	Effective 0 g due to free fall	Effective 0 g due to free fall
Costs	• Capital: ~$150b (2000 estimate) with a useful life of ~30 yrs (2000 to 2030) or ~$5b/yr • Operating: ~$2.0 to $4.0b/yr including operations & maintenance, research, and transportation	• Capital: ~60b CNY or ~$9.3b at 2021 avg CNY:USD exchange rate of 6.45:1.00) • Operating: unknown (China spent ~$8.9b on space in 2021)
Owners & operators	United States (NASA, 76.6% of costs), Russia (Roscosmos, tbd), Japan (JAXA, 12.8%), Europe (ESA, 8.3%), and Canada (CSA, 2.3%)	People's Republic of China (China Manned Space Agency)
Sources: Wikipedia, accessed September 28, 2023; NASA's Management of the ISS and Efforts to Commercialize Low Earth Orbit, November 30, 2021; ChinaPower, "What's Driving China's Race to Build a Space Station?", December 7, 2016, updated April 21, 2021, accessed September 29, 2023		

These long wait times, the limited area for on-station activities, low cadence options, and lack of automated systems all indicate demand for a versatile and rapidly accessible space platform from a large and growing population of customers; clearly - there is not enough space in Space. We expect our customer base to include the Department of Defense, civil space authorities, and commercial enterprises.

The Market

On-orbit commercial enterprises are projected by Bank of America to host a total addressable market ("TAM") of over $1.4 trillion by 2030 per an October 2020 story on CNBC. But to realize this potential, there is a need for rapidly deployable, large volume, platforms on-orbit and beyond, which ABOVE intends to offer. Subject to successful development, funding, and regulatory approvals, we plan to have three or more platforms operational by 2028. If realized, these platforms are projected to have a combined capacity that management believes could exceed 400 times the commercial area of the ISS, with a target construction cost per cubic meter (m³) estimated to be approximately 0.5% of that of the ISS. However, there can be no assurance that these targets will be met, and actual results may differ significantly based on a variety of factors, including changes in design, unforeseen technical challenges, and cost fluctuations.

According to a December 2023 report by Coherent Market Insights, the US space economy, defined to include all commercial space activities and the industrial activity associated with it, exceeded $518 billion in 2023, and is anticipated to grow to over $1.1 trillion by 2030, a CAGR of 8.9%.

This market estimate was expanded by an April 2024 report - Space: The $1.8 trillion opportunity for global economic growth - by McKinsey & Company and the World Economic Forum.

> "The space industry is approaching the next frontier, with each week bringing news of a major development somewhere in the world. Be it a test of a new rocket system, the launch of an innovative satellite, or a robotic exploration mission safely landing on the moon, activity in space is accelerating.
>
> We estimate that the global space economy will be worth $1.8 trillion by 2035 (accounting for inflation), up from $630 billion in 2023. This figure includes both "backbone" applications - such as those for satellites, launchers, and services like broadcast television or GPS - and

Space applications are expected to grow at a faster rate than global nominal GDP over the next decade.



Source: Future of Space Economy research

McKinsey & Company

what we term "reach" applications" - those for which space technology helps companies across industries generate revenues. Uber, for example, relies on the combination of satellite signals and chips inside smartphones to connect drivers and riders and provide directions in every city.

In 2023, backbone applications made up $330 billion, or slightly greater than 50 percent, of the global space economy, while reach applications represented $300 billion. The expected annual growth rate for backbone and reach applications is twice the projected rate of GDP growth over the next decade (see chart). For comparison, the value estimates for space are similar to those for semiconductors (estimated at $600 billion in 2021 with 6 to 8 percent annual growth into the 2030s) and roughly half of the projection for the global payments industry (estimated to reach $3.2 trillion in revenues by 2027) … "

ABOVE aims to present a compelling near-term opportunity in the rapidly expanding global space economy. As the industry advances toward an estimated $1.8 trillion of revenue by 2035, ABOVE plans to position it to capitalize on key market segments through its Prometheus fleet of spacecraft. The fleet is intended to serve as satellite micro-facilities that management believes could be utilized for technology validation and testing for both commercial and defense customers. However, there can be no assurance that the spacecraft will achieve this functionality or that they will be adopted by any one for such purposes.

Overall, the global space economy is currently valued at $570 billion as of 2023, with an anticipated 7.3% compound annual growth rate ("CAGR"), according to a July 2024 report by the Space Foundation and Morgan Stanley.



The on-orbit satellite micro-facilities and technology validation services market, including platforms used for testing passive and dynamic payloads, is the one directly targeted by Prometheus. According to the Satellite Industry Association, the global market for such was valued at approximately $2.4 billion in 2023 and is expected to reach $5.1 billion by 2030, growing at a CAGR of 11.5%. Growth in this market is primarily driven by the increasing deployment of small satellites, the need for in-orbit technology validation, and the demand for cost-effective solutions to test and validate new hardware in real space conditions. The Company's return-sample capabilities, scheduled for launch by 2027, will further enhance its value proposition by offering high-value services in biotechnology, advanced materials, and pharmaceuticals


2023 Global Satellite Industry Revenues
SIA
The Satellite Industry in Context
(2023 revenues worldwide in billions of U.S. dollars)
Non-Satellite Industry
Government space budgets
Commercial human spaceflight
$300M+ Space Sustainability Activities
Satellite Services
Telecommunications
Remote Sensing
$114B
$110.2B
$285B Satellite Industry
71% of Space Economy
$400B Global Space Economy
$7.2B Launch
Ground Equipment $150.4B
$17.2B Satellite Manufacturing
Ground Equipment
Network Equipment
Consumer Equipment
Prepared by:
BRYCE TECH
Satellite Services
2023 Revenues: $110.2B
$65.7B
$44.5B
Consumer $88.8B
Satellite TV (DBS/DTH)
Satellite Radio (DARS)
Satellite End-User Broadband
Enterprise $18.2B
Transponder Agreements
Managed Services Over FSS Bands
Mobile Voice and Data Over MSS Bands
Remote Sensing $3.2B
Ground Equipment
2023 Revenues: $150.4B
$18.2B Consumer Equipment
(Satellite TV dishes, etc.)
$115.5B GNSS Equipment
(GNSS devices/chipsets)
GPS
$16.7B Network Equipment
(VSATs, gateways, etc.)
Satellite Manufacturing
2023 Revenues: $17.2B
$9.3B
$7.9B
R&D (4%)
Military Surveillance (2%)
Navigation (1%)
Civ/Mil Communications (<1%)
Scientific (<1%)
SSA/Satellite Servicing (<1%)
Other (<1%)
Remote Sensing
11%
2,781 Satellites launched in 2023 included in study*
81%
Commercial Communications
Satellites Launched by Mission Type
Launch Industry
2023 Revenues: $7.2B
U.S.
$3.9B (54%)
190 Commercially-procured launches*
$3.3B (46%)
Non-U.S.
* 190 commercially procured launches from 221 total orbital
Commercial Launch Revenues by Region
Changing Industry Dynamics: Increasing Affordability and Productivity, New Capabilities
Improved capability, innovative application of smallsats
New applications, new models
More capable, lower cost GEO satellites
Satellite Manufacturing
Increased launch activity
Changing launch landscape
Launch
Massive telecom constellations of smallsats delivering service
More GEO satcom capacity enabling new services
More commercial remote sensing choices, capabilities
Satellite Services
Debris removal
Moving satellites
Life extension
SSA
Servicing
In-orbit assembly
Space Sustainability Activities
New satellite activities contributing to in-orbit sustainability
Growing on-the-move connectivity
Sat to cellphone capability deploying
5.6B GNSS satellite-enabled smartphones, other devices
Broadband, satellite radio installations on the rise
Television viewership changing from traditional models
Ground Segment
Changing industry dynamics provide increased end user benefits
- Increasing productivity
- Increasing affordability
- New capabilities
- New space sustainability concepts
- Greater resiliency
- Economic growth
End Users
Consumer, industry, government, and non-profits
All sectors of the economy
Global

Operating Strategy

ABOVE was founded to build the next generation of space platform systems by leveraging proven COTS products and the experience of its team members. Combined, individual team members boast over 30 combined successful space flight missions and 50 years of experience. In short, we have the proven expertise to "provide more space in Space."

ABOVE's mission is to become a leader in space infrastructure development by enabling rapid deployment and versatile infrastructure solutions for both military and commercial applications. With an intense focus on space as the new frontier for global technology and security dominance, ABOVE is uniquely positioned to capitalize on the rapid increase in demand for automated, scalable systems that support critical defense and commercial ventures. Our strategy includes plans to provide customers with access to a streamlined path from prototyping to production through our Prototype-to-Product Fast-Track™ ("P2P") methodology, which is designed to reduce lead times and potentially mitigate some risks associated with technological development in space. However, there can be no assurance that the P2P methodology will achieve these results or that it will be adopted by customers.

It is an optimal time for ABOVE to capitalize on the strategic shift of the U.S. Department of Defense ("DoD") toward accelerated funding for small companies, particularly in the space sector. The DoD has recognized the growing need for rapid access to space to counter emerging threats, particularly from nations like China and Russia, which have increased their capabilities in space warfare. In response, the DoD has revamped its acquisition strategy and is now focused on agile, smaller companies that can quickly develop and deploy advanced space technologies.

The Space Force and DoD's new Commercial Space Strategy aims to fully integrate commercial solutions into the national security architecture, acknowledging that commercial companies can deliver solutions previously developed only by the government. This strategy

offers smaller firms a tremendous opportunity to play a pivotal role in national defense through direct partnerships and faster timelines for space technology development and deployment.

ABOVE's Prometheus and Archimedes platforms are designed to address the need for rapid, cost-effective solutions that support the quick deployment of scalable satellite and orbital infrastructure. As the DoD increases funding for these initiatives, management believes that the Company could be well-positioned to pursue additional contracts and potentially expand its role within this accelerated acquisition framework. While management's strategy aligns with the DoD's stated emphasis on commercial satellite platforms and rapid prototyping as key components of its space security initiatives, there can be no assurance that ABOVE will secure such contracts or be selected as a provider.

In 2023, ABOVE and NASA Marshall Space Flight Center ("MSFC") signed a Umbrella Space Act Agreement ("SAA"), providing the Company with non-public access to a broad range of NASA data, programs, and services. ABOVE successfully executed a mission to the ISS in March 2024 and is returning there with missions planned for October 2024 and March 2025. In 2023, the U.S. Air Force's SSPIDR, an advanced component development and prototypes project within the DoD research, development, test and evaluation structure, awarded ABOVE a $1.7 million contract through a Direct to Phase 2 SBIR open topic solicitation.

The SAA with MSFC represents a pivotal achievement for ABOVE, allowing direct collaboration on mission-critical programs that accelerate innovation. ABOVE's agreement with NASA gives it a significant advantage, both in terms of technological resources and in positioning the Company as a key player in the broader space ecosystem. The upcoming ISS missions underscore ABOVE's commitment to continuous development and testing in a microgravity environment, an essential component of space technology advancement.

While the $1.7 million SSPIDR contract is indicative of ABOVE's efforts to address specific defense needs, it should not be viewed as an indication of future contract awards or ongoing support from the U.S. Air Force. As global threats to U.S. space assets continue to escalate, the DoD has increasingly sought agile, innovative companies like ABOVE to develop space-based solutions. The Prometheus Spark mission marks a significant milestone in ABOVE's development roadmap, setting the stage for larger, more complex deployments, such as the Archimedes platform. Through its modular design and ability to host various payloads, Prometheus Spark is expected to serve as a testbed for rapid, low-cost space infrastructure development. However, there can be no assurance that the program will achieve these capabilities or be adopted for such purposes.

Products & Services

ABOVE was formed to design, develop, manufacture, and operate large structures in space on a for-profit basis, including gravity-capable space stations, solar power platforms, and propellant depots. We anticipate that these facilities will be located initially in Earth orbit and cislunar space. Management believes that the Company may be significantly ahead of its competitors in designing, developing, and planning to operate what it anticipates could be the first profitable space-based business park with gravity. This belief is based on the design and engineering work that has been completed by our team to date, the prototyping and testing we have performed at NASA MSFC, and the business relationships we have fostered with our suppliers.

To design and develop these structures, we intend to leverage existing COTS space flight products, our own proprietary technology, and the increasingly competitive and affordable market for launch services. In addition, we plan to provide construction support services and tools to other private space companies and government space agencies. However, there can be no assurance that the Company will achieve this outcome or maintain any competitive advantage over time.

Our economic model is focused on providing multiple on-demand, commercially available, leasable spaces, scaling seamlessly to habitable stations with gravity. The landscape of access to space is rapidly evolving, and our strategy is designed to capitalize on these changes in a way that we believe differentiates us from our competition. The ongoing reduction in launch costs, combined with the potential for our rapidly deployable platforms, is intended to support the development of a profit-driven enterprise. However, there can be no assurance that these trends will continue or that our platforms will achieve the intended profitability..

Humanity has successfully established occupancy in space, but we have not yet conquered it. After 70 years of advances, we continue to be hindered by the lack of consistently accessible platforms and by the physiological effects of long-term habitation in a microgravity environment. NASA is not addressing the cost of access to space, leaving that to private enterprise, which has successfully stepped up to the challenge. Lift services evolved from the historical government providers to a new class of commercial suppliers, pivoting launch business models to reusable vehicles. Today's array of competitive launch services has significantly reduced cost-to-orbit and further reductions anticipated.

Through pursuing partnerships with launch companies, ABOVE intends to provide new destinations in space that have the potential to accommodate a continuous and sustained stay with more comfortable conditions than a cramped capsule. Our hybrid gravity solution is designed to discreetly address some of the more stressful realities of human habitation in zero g.

ABOVE Product Roadmap, August 2024		
Prometheus (Automated Platforms)	**SIB - Station in a Box** (Zero G Station)	**Pioneer** (Artificial Gravity Station)

• On-orbit – Prometheus Flint 2025
• Prometheus Spark – planned 2026
• Phase 1 – automated payload management
• Phase 2 – pressurized volume
• Phase 3 - automated product return
• Cargo specs:
  o Phase 1 - 16 CVU, mass up to 20kg
  o Phase 2 – 150 CVU; mass of up to 130 kg
• Customer LOIs for 2026 mission
• Prometheus Spark bus and components are TRL-9; as each spacecraft hosts different payloads each mission is considered TRL-8
	• On-orbit - ~32 mos after funding
	• Phase 1 - short term habitability
	• Phase 2 - long duration missions
	• Cargo specs - 20,000 CVU (total of 400 m³); power of up to 150 kW
		• On-orbit – Based on customer demand following successful SIB operation
		• Phase 1 - short term habitability
		• Phase 2 - long duration missions
		• Expandable from SIB
		• NASA SAA to support development
		• Planned to feed forward to the larger Voyager Station
		•

Reminder: *These renderings are for conceptual purposes only and may not depict the actual product, platform, or facility. Refer to the general disclaimer in the "Disclaimers" section of this Annual Report for further information.*		

ABOVE has a modular, iterative, scalable product strategy to put versatile platforms on-orbit in months, with feed-forward architecture and reverse compatibility with current operating platforms and systems. Leveraging proven hardware mitigates risk and significantly reduces costs, expediting time to market. Management believes that the intended uses of the Company's platforms could align with the ISAM and OSAM[3] initiatives currently prioritized by the White House. However, there can be no assurance that our platforms will be adopted for these initiatives or that they will meet the requirements necessary to support such programs.

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[3]   ISAM abbreviates *In*-space *Se*rvicing, *A*ssembly, and *M*anufacturing and includes lunar operations while OSAM stands for *O*n-orbit *Se*rvicing, *A*ssembly and *M*anufacturing, which excludes operations on the Moon.



Projected Operating Capital from Revenue and Investment

Prometheus

Our first step to open the access bottleneck is *Prometheus*, named after the mythic Greek figure who stole fire from the gods and brought technology and new civilization to humanity.

Management believes that Prometheus checks the seven essential boxes required for commercial space applications and has the potential to serve as a welcome replacement for hundreds of frustrated potential ISS customers, specifically:

1. Pressurized volumes: key requirement for ISS payload replacement
2. Rapid delivery: months, not years
3. Rapid cadence: multiple platforms per year
4. Ability to work in a constellation: yes
5. Low development cost: less than $4 million
6. Low production cost: less than $2 million at scale
7. Profitable: $57 million projected revenue within two years

The first satellite of the Prometheus fleet, Prometheus Flint, entered operation in early 2025. The Flint program utilizes existing satellites that have completed their primary missions or existing satellites with excess operational capacity to provide immediate access to on orbit data and imaging services. The second Flint satellite is currently under commissioning with two customers slated to use the services beginning in Q1 2026.

The Prometheus Spark mission is intended to serve as a validation platform for new technologies and systems, demonstrating integration of flight systems (including avionics, command & control software, and payload operations), regulatory compliance, effective launch management, and post-deployment operations to support the future development of the Archimedes program. If successful, management believes that Spark's capabilities could help Archimedes reduce risk and potentially accelerate its readiness to address both defense and commercial demands. However, there can be no assurance that these objectives will be achieved as anticipated.

Scheduled for initial launch in 2026, the Spark platform is the first of ABOVE's three-phase Prometheus program, a comprehensive solution suite enabling on-orbit enterprise. Prometheus plans to provide pressurized and non-pressurized space in space for commercial use. Prometheus is designed to offer an affordable space-based test bed for prototyping and hardware validation, which management believes has the potential to accelerate a customer's technology development and reduce associated costs. However, there can be no assurance that these outcomes will be achieved.

Using our satellite buses as micro-facilities, our customers may obtain dedicated on-orbit space for testing, validation, and experimentation in a single mission. Prometheus aims to ensure streamlined payload integration and compatibility and plans to expedite mission execution due to comprehensive guidance from our experienced team throughout design, engineering, and launch testing. We expect missions to sun-synchronous ("SSO"), low Earth ("LEO"), and geosynchronous ("GEO") orbits will be available.

Subject to the successful completion of initial launches, Phase 2 is planned to involve establishing a fleet of 6 to 12 Prometheus One units in orbit with payloads of up to 150 CVU, while Phase 3 is expected to focus on developing capabilities to return payloads to Earth.

The Prometheus Spark bus and core components have achieved TRL 9, indicating flight-proven status. However, because each spacecraft hosts different payloads, overall technological readiness is at TRL 8 until specific payloads and modifications are validated in an operational environment.

Each Prometheus One satellite bus will be about 0.2 cubic meters in volume and capable of carrying up to 150 CVUs. Based on current designs and specifications, the bus will offer standard services such as power and data communications with a mass of approximately 120 kg, exclusive of payloads. ABOVE intends to offer this space at an estimated rate of $105,000 per CVU of passive payload, such as materials, and up to $125,000 per dynamic CVU, such as those that require active power or data exchange.

Based on these estimates, a fully populated Spark mission could generate $1.6 to $2.8 million of revenue while larger versions are expected to generate $7.5 to $16.8 million. However, these projections are subject to various factors, and there can be no assurance that the Company will achieve these pricing levels or revenue targets. Depending upon mass lifted, we estimate the launch cost of each mission to be $325,000 to $12 million. We anticipate utilizing launch service providers such as SpaceX and RocketLab, although other providers may also be considered based on mission requirements.



Artist's rendering of two Prometheus One spacecraft in LEO

Final development costs for the first unit are currently estimated to be approximately $4 million, with projected at-scale production costs of around $2 million per unit. Management anticipates that, if these cost estimates are achieved and customer demand develops as expected, the Prometheus program could potentially generate annual revenue of approximately $57 million by its second year of operation. However, there can be no assurance that these cost estimates will be met or that anticipated revenue will be realized as actual results may vary significantly.

Milestone	Target Date	Description
Design phase completion	Q1 2026	Finalize the design of the Prometheus Spark platform
Component development and testing		Develop and test key components and subsystems
Launch arrangements		Finalize launch schedules and arrangements with service providers
Ground testing and validation	Q2 2026	Conduct comprehensive ground testing of all systems
Customer integration		Integrate hosted payloads and ensure compatibility
Platform launch and deployment	Q3 2026	Execute the initial launch and deployment of the platform

By enabling a rapid progression from R&D to TRL validation and potential commercialization, management believes that the Prometheus program could be positioned as a valuable resource for emerging technology companies seeking to address near-term defense requisitions and potentially secure critical programs of record. However, there can be no assurance that the program will achieve this position or be utilized by defense agencies as intended.

As of October 2025, ABOVE has signed contracts from several customers for the first Spark mission and is in discussions with seven prospects for additional volume.

Archimedes

AFWERX, AFRL ORBITAL PRIME Award Recipient

The next step after Prometheus is our Archimedes program, which gets its name from the Greek mathematician and engineer who, among other well-known scientific and mathematical accomplishments, theorized that the power of the sun could be harnessed as one of the most valuable tools and formidable forces man might ever wield. We feel he was 2,311 years ahead of his time.



The Archimedes program comprises large superflat structures that can support phase arrays. It is designed to be a rapidly deployable, free-flying, on-orbit platform serving as an orbital system for:

- Solar panels
- Beamed and remote power
- Telecommunications
- Edge computing
- Orbital manufacturing
- Servicing and assembly
- High-resolution imaging

ABOVE
Archimedes 1/4 scale Mark 2 prototype in Above's Huntsville integration facility, May 2024

In collaboration with Electric Sky and the US Department of Defense, ABOVE is developing the Archimedes technology for launch as soon as 2025. The system deploys large, extremely flat structures for on-demand energy and communications applications.



Management believes that the Prometheus and Archimedes programs align well with the DoD's recent shifts in acquisition strategy, prioritizing speed, flexibility, and innovation from smaller, agile companies and have the potential to advance U.S. military and commercial space capabilities by providing possible solutions for on-orbit testing, hardware validation, and hosted payload services that could expedite technology development and deployment. However, there can be no assurance that these programs will achieve these objectives or be adopted by military or commercial customers as intended.

Archimedes is a pivotal initiative within ABOVE's portfolio, designed to serve both the defense and commercial sectors as a versatile, rapidly deployable orbital platform. Archimedes is being developed under the DoD's SSPIDR initiative to support critical defense needs by enabling advanced radar, communications, and energy systems in space. Management believes that its ability to host power-beaming, high-frequency phased arrays, and tactical energy applications could potentially position it as a strategic asset for military space operations. However, there can be no assurance that these capabilities will be developed as intended or that they will be utilized.

Archimedes is intended to be engineered to address the commercial and research demand for automated platforms in low Earth orbit ("LEO") and is expected to offer the infrastructure to support the transition from R&D to full-scale production. Management believes that by facilitating continuous on-orbit operations, Archimedes has the potential to play a significant role in supporting national security objectives and contributing to the commercialization of space. However, there can be no assurance that the program will achieve these objectives or meet the anticipated demand in this evolving market.

As validation of its importance, the Company is seeking to secure a DoD Tactical Funding Increase ("TACFI") to further the development of Archimedes. TACFIs offer non-dilutive, matching capital funds. For every qualifying dollar raised, the DoD's Space Test Program ("STP") will match up to $3.8 million. In July 2024, ABOVE received a verbal commitment from the Technical Director of STP, indicating preliminary support for its upcoming TACFI submission under AFWERX's PY25.2 Notice of Opportunity, scheduled for winter 2025. While this verbal commitment reflects interest in the Archimedes platform, it does not guarantee that the required signatures or approvals will be obtained. Management believes this preliminary support highlights the potential strategic value of the Archimedes platform and what it perceives as confidence in its ability to contribute to both national security and commercial space operations. However, there can be no assurance that this verbal commitment will result in formal support or that the TACFI submission will be successful.

In October of 2025, the Archimedes platform achieved the "Awardable" status through the DARPA Expedited Research Implementation Series (ERIS) Marketplace. The DARPA Expedited Research Implementation Series (ERIS) Marketplace is a digital platform designed to accelerate acquisition velocity and advance national security innovation. All awardable solutions housed in the repository were assessed through comprehensive scoring rubrics and competitive procedures and are readily available for selection, negotiation, and award by Government customers with a Marketplace account. ABOVE was recognized among a competitive field of applicants to the ERIS Marketplace, whose solutions demonstrated innovation and potential impact on DoD missions.

Space Stations

Our space stations – SIB and Pioneer - are intended to enable an on-orbit and cislunar economy featuring:
● servicing of on-orbit assets,
● manufacturing of consumables including thin film, fiber optics, biomaterials, pharmaceuticals, and military goods,
● communications hubs, and
● tourism destinations.

The ISS was, and competitive planned space stations are expected to be, produced on a one-off basis. In contrast, our planned platforms are expected to leverage economies of scale, enabling the potential delivery of multiple units per year, compared to the significantly longer timelines typically seen under the current production model of one unit every 10 years. Management believes that this approach could support continuous commercial use and may result in significant cost savings. However, there can be no assurance that these outcomes will be realized as anticipated.

Despite the commercial promise of the microgravity environment to provide humanity with paradigm-shifting new products, to date no commercial entity has attempted significant production facilities in space. Why?

For one, the same microgravity that would enable these new products progressively and aggressively attacks the physical health and productivity of the facility's crew. Gravity has no effective substitute: 70 years of research and trials have not led to effective weightlessness countermeasures. Although previous and existing facilities in space provided enough workspace volume and time allocation for process research, those critical resources were in woefully inadequate supply for efficient, full-scale production facilities. Finally, the extremely high cost of transporting personnel and materials to orbit and back home has been, until now, a supreme disincentive. Launch costs made such operations uneconomic and made sufficiently large facilities prohibitively expensive due to the greater material to be launched.



Artist's rendering of the cross-section of the SIB's primary module

Our approach is focused on technological applicability, refined hybrid gravity habitat designs, and securing multiple negotiated partnerships with space legacy COTS hardware providers. Combined with a commitment to scientific rigor and a strategic approach to architecture, management believes this approach should lay the groundwork for an end-to-end system that could support in-space commercial enterprises. If successful, this system would utilize a fleet of automated platforms and habitable space stations. However, there can be no assurance that these partnerships will be secured or that the system will achieve the anticipated commercial success.

Management estimates that, if successfully developed, one SIB could potentially serve thousands of customers and generate up to $2.2 billion in revenue annually, based on an assumed 40% occupancy rate and estimated pricing of less than $21,000 per month per 20-liter CVU. This pricing is projected to be approximately 75% lower than competing technologies and, combined with ten times the pressurized volume, could position SIB as a scalable solution for on-orbit manufacturing and production. Development costs are currently estimated to be less than $500 million for a bespoke version. Working with launch partners, management believes the Company may be able to offer end-to-end payload delivery and down-massing capabilities within as little as 48 hours, potentially creating the first commercial-scale orbital supply chain. However, there can be no assurance that these objectives will be achieved, that development costs will remain within estimates, or that we will meet the anticipated occupancy and revenue targets.

The need for scaling to habitable platforms is critical. The space stations listed below have been announced by their host entity and are currently in planning, development, or production. Each has (mistakenly) used the ISS as a blueprint for expanding mankind's habitation in space. Launch dates are subject to change. Furthermore, management believes that no existing platforms are able to generate gravity on-orbit or provide the space and capacity for crew, storage, or manufacturing comparable to those envisioned by ABOVE.

Planned & Competitive Space Stations					
Name	Entity	Program	Crew size	Launch date	Remarks
Haven-1	Vast	Private	4	2025	"Scheduled to be the world's first commercial space station, Haven-1 and subsequent human spaceflight missions will accelerate access to space exploration"
Axiom Station	Axiom Space	ISS program	TBD	2026	Eventually will detach from the ISS in the early 2030s and form a private, free flying space station for commercial tourism and science activities.
LIFE Habitat Pathfinder	Sierra Space	Private	TBD	2026	"Before offering LIFE for Orbital Reef, though, the company is proposing to launch a standalone "pathfinder" version of LIFE as soon as the end of 2026".
Russian Orbital Service Station (ROSS)	Roscosmos	Russia's next generation space station	TBD	2027	With Russia leaving the ISS program in 2024, Roscosmos announced this new space station in April 2021 as the replacement for that program.
Starlab Space Station	• Nanoracks • Voyager Space • Lockheed Martin • Airbus	Private	4	2027	"Commercial platform supporting a business designed to enable science, research, and manufacturing for customers around the world."
Orbital Reef Station	• Blue Origin • Sierra Space	Private	10	second half 2020s	"Commercial station in LEO for research, industrial, international, and commercial customers." Future uncertain; Sierra Space has left partnership
ISRO space station	ISRO	Indian Human Spaceflight Program	3	~2030	ISRO chairman K. Sivan announced in 2019 that India will not join the ISS, but will instead build a 20 ton space station of its own. It is intended to be built 5 to 7 years after the conclusion of the Gaganyaan program.
Lunar Orbital Station (LOS)	Roscosmos	--	TBD	after 2030	--

Planned & Competitive Space Stations					
Name	**Entity**	**Program**	**Crew size**	**Launch date**	**Remarks**
TBD	Northrop Grumman	Private	4 to 8	TBD	"… to provide a base module for extended capabilities including science, tourism, industrial experimentation"

While not directly competitive with the Company's products and services, the Artemis program and the Lunar Gateway space station sponsored by NASA, ESA. CSA, and JAXA is indicative of much government-sponsored activity in space. Artemis is a robotic and human Moon exploration program, and the first manned mission is expected to launch in November 2024. The Lunar Gateway space station will be placed in lunar orbit and is intended to serve as a solar-powered communication hub, science laboratory, and short-term habitation module for government-agency astronauts, as well as a holding area for rovers and other robots. The intended launch date for the first modules is November 2025. Neither Artemis nor the Lunar Gateway will be available for commercial activities.

Competition

According to PitchBook[4], ABOVE participates in the economy as follows:

Primary Industry Aerospace and Defense	**Verticals** Industrials Manufacturing Space Technology	**Keywords** space construction orbiting space space station developer in-space manufacturing aerospace company space technology
Emerging Spaces In-Space Manufacturing, 40 companies	**Appearances in PitchBook Analyst Market Map**	
	Q3 2023 – Space Tech - Orbital 538 companies, Ali Javaheri Ryan Vaswani	Q2 2021 – Space Tech - Orbital 253 companies,

The executive summary of PitchBook's research report entitled *Vertical Snapshot: Space Tech Update*, dated August 28, 2023 by Ali Javaheri, Associate Analyst, Emerging Technology summarizes industry conditions as follows:

The New Space industry is driven by geopolitical competition, societal admiration, eccentric entrepreneurs, and possibly aliens (pending further congressional investigation). It is a domain truly subject to boundless speculation and dynamism from the likes of science fiction writers, futurists, politicians, and strivers. As such, we find it to be a sector worthy of continuous coverage. Accordingly, this report seeks to provide an update to our 2021 Vertical Snapshot on space tech.

We expect the space tech market size to grow at an 11% CAGR to $321 billion by 2025. Exploratory technology remains a distant dream, although some recent advances, such as in-situ resource utilization on Mars, suggest that the intermediate steps to make a truly

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[4] PitchBook (subscription required) is a leading financial data company that provides transparency into the capital markets. The firm collects and analyzes data on the entire global venture capital, private equity, and M&A landscape, including public and private companies, investors, funds, investments, exits, and people. The company's data and analyses are available via subscription. Founded in 2007, PitchBook has offices in Seattle, San Francisco, Chicago, New York, London, Hong Kong, Singapore, Mumbai, Kolkata, and Ukraine and serves more than 100,000 professionals around the world. In 2016, Morningstar acquired PitchBook, which now operates as an independent subsidiary.

space-faring civilization could present a near-term investment opportunity. For now, though, the primary opportunity for space tech remains in the terrestrial and orbital segments…

Since publishing our space tech report in July 2021, interest rates have risen from less than 1% to nearly 5.5%, and valuations of fast-growth companies have declined. Both of these changes have had profound implications for all sorts of public and private investment, including in the space industry. The decline in VC activity for space tech is relatively smaller than the decline in the broader venture capital ecosystem, but the rising cost of capital in an already capital-intensive industry means that cash management will be paramount. Investors will be more prudent about deploying capital to space tech companies, and thus we can expect many startups to either be acquired or fail entirely. That said, the presence of government support, particularly through a reforming acquisitions process, means that opportunities still exist for startups to acquire funding for their ventures.

Key Competitors

There are many market segments within the space industry. The Company operates in the space infrastructure, space manufacturing, and space tourism segments, where it faces competition from companies with significantly greater technical, human, and financial resources. The following tables provide select data for the Company and some of its primary competitors based on available information. This comparison is intended to illustrate certain characteristics of the competitive landscape but may not fully capture all relevant factors or market participants.

The company descriptions and data provided below have been compiled from PitchBook and other third-party sources and supplemented or developed by the Company. While the Company believes these sources to be reliable, it has not independently verified the accuracy or completeness of the information, and there can be no assurance that it is accurate or up to date.

- Apex Space: Developer of productized, commercial orbital transportation services spacecraft satellite buses designed to provide a cost-effective pathway to space. The company specializes in a combination of software, vertical integration, and hardware for spacecraft manufacturing, enabling space organizations to complete their missions with the help of spacecraft to communicate and launch vehicles.
- K2 Space: Focuses on building large spacecraft; aims for long-duration missions. Developer of aerospace hardware products designed for space architecture. The Company specializes in satellite buses for spacecraft that provide power and movement, enabling spacecraft manufacturers to leverage new large rockets.
- Momentus (NAS:MNTS): Offers in-space infrastructure services by building transfer and service vehicles that carry satellites and hosted payloads between orbits in space. It is a provider of three critical functions in the new space economy: Space Transportation, Satellite as a Service, and In-Orbit Servicing.
- Rogue Space Systems: Developer of robotic systems designed to deliver services to satellite operators, manufacturers, and insurers. The company's satellite vehicles and subsystems provide on-orbit services and offer in-space services through autonomous and computerized systems, enabling innovators and explorers to play a role in setting the standard for these services in support of the new space economy.
- Varda Space Industries: Manufacturer of spacecraft infrastructure focused on creating products in space for terrestrial applications. The company creates an infrastructure that harvests source materials for new products in space via asteroid mining, enabling the manufacturing industry to produce sustainability by eliminating the need to destructively extract the earth's resources.
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Company	ABOVE	Apex	K2 Space	Momentus	Rogue	Varda
HQ Location	Huntsville, AL	Culver City, CA	Torrance, CA	San Jose, CA	Laconia, NH	El Segundo, CA
Employee Est.	3	200+	100+	100+	30+	150+
Year founded	2019	2022	2022	2017	2020	2020
Primary industry	Aerospace & Defense / Space Infrastructure	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense
Verticals	• Industrials • Mftg • Space Tech	• Mftg • Space Tech	• Mftg • Space Tech	• Space Tech	• Cnstrct Tech • Mftg • Robotics & Drones	• Clean Tech • Mftg • Space Tech
Revenue Growth	$0.8m -17%	Unknown	Unknown	$3.089m 933%	$183.6k -0.50%	Unknown
Funding strategies	Equity crowdfunding, grants	Government grants, private funding	Privately funded, venture capital	Venture capital, government contracts	Government funding, private investment	Venture capital, private investment
Total raised	$3.1m	~$722.0m	~$300.5m	~$33.80m	~$5m	~$329 m
Last deal Amount Type Closing	• $0.42m • Equity crowdfunding • ongoing	• $200m • Series D • Sep 2025	• $110m • Series B ($15m tranche) • Sep 2025	• $7m • Warrent • Oct 2025	• $1.25m • SpaceWERX contract/grant • Feb 2025	• $187m • Series C • Jul 2025
Post-money valuation	$172m (June 2025)	>$1B (Sep 2025)	>$45m (2023)	~$15m market cap (2025)	~$17m (2021)	>$149m (2021)

The information presented in the charts below is based on publicly available data and internal estimates and is intended to provide a high-level comparison of certain characteristics of the Company and selected competitors. It may not include all relevant competitive dimensions or factors and should not be considered exhaustive. The Company does not guarantee the accuracy or completeness of the data presented, and such may differ or change significantly due to changes in market conditions or other factors. Investors should not place undue reliance on this information when making investment decisions.

Market Profiles

Feature/ Capability	ABOVE - Prometheus Spark	Apex	K2 Space	Momentus	Rogue	Varda
Platform type	Versatile free-flying platform	Small satellite bus	Modular satellite platform	In-space transportation & infrastructure	Modular space platform	In-space manufacturing platform
Mission focus	R&D, tech testing, TRL maturation	Earth observation	Commercial satellite services	In-space transportation, satellite deployment	Defense & commercial missions	Manufacturing, R&D
Key technologies	COTS hardware, frequent launches	High-resolution imaging technology	Proprietary satellite technology	Orbital transfer vehicles	Modular payload tech	Microgravity manufacturing tech
Flexibility	Highly adaptable, supports diverse payloads	Limited adaptability, specialized imaging	Moderate adaptability, specific use cases	High flexibility, customizable payloads	High flexibility, various mission configurations	Moderate flexibility, specific use cases

Feature/ Capability	ABOVE – Prometheus Spark	Apex	K2 Space	Momentus	Rogue	Varda
Cost efficiency	Low cost, frequent launch opportunities	High cost due to specialized tech	Moderate cost, competitive pricing	Competitive cost for in-space transport	Competitive cost structure	High initial costs, long-term benefits
Partnerships	NASA, Aegis, commercial & research entities	Government & private sector partnerships	Commercial satellite operators	SpaceX, government agencies, commercial clients	Government & commercial partnerships	Research institutions, manufacturing firms
Launch schedule	Prometheus Spark launch in 2025	Scheduled launches for specific missions	Regular commercial launches	Regular launch schedule	Regular launch schedule	Scheduled for specific manufacturing missions
Customer base	Emerging space tech companies, research institutions	Government agencies, commercial clients	Commercial satellite users	Satellite operators, government agencies	Defense agencies, commercial clients	Manufacturing sector, research organizations
Market position	Innovative, first-mover advantage in micro-facilities	Specialized niche player	Established market player	Leader in in-space transportation	Strong defense and commercial presence	Innovative manufacturing in space
Unique selling proposition	Rapid TRL advancement, versatile platform	High-res imaging for specific applications	Comprehensive satellite solutions	Efficient in-space transportation services	Defense-oriented modular solutions	In-space manufacturing capabilities

Comparative Market Postures

Feature/ Capability	ABOVE – Prometheus Spark	Apex	K2 Space	Momentus	Rogue	Varda
Hosted payload services	Yes	Yes	Yes	Yes	Yes	Yes
Platform scalability	High	Medium	Medium	Medium	Low	Low
Cost efficiency	High	Medium	Medium	Medium	Medium	Medium
Strategic partnerships	Strong	Moderate	Moderate	Strong	Moderate	Moderate
Innovative solutions	Yes	Yes	Yes	Yes	No	No
Extensive spaceflight heritage	Yes	No	No	No	No	No
Rapid deployment	Yes	No	No	Yes	No	No
Technology Readiness Level	8[5]	6	6	7	5	5

Selected Other Players

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[5] Prometheus Spark bus and components are TRL-9. As each spacecraft hosts different payloads each mission is considered TRL-8.

- Axiom Space: Operator of an international commercial space station intended to host government astronauts, tourists, private companies, and individuals for research, manufacturing, space exploration system testing, and tourism. The company provides universal access to the ISS by conducting crewed missions for national and private astronauts as well as for clients in the research and manufacturing sector, enabling space travelers to have access to various space initiatives and foster further possibilities.
- D-Orbit: Provider of space logistics and orbital transportation services intended to address the logistics needs of the space market. The company engages in last-mile delivery of satellites, orbital transportation, space logistics, mission control as a service, and space waste management services to optimize operations in orbit and on the ground, enabling the space marketplace to deliver successful customer outcomes today while developing advanced products and services for the needs of tomorrow.
- Intuitive Machines (NAS:LUNR): Intuitive Machines Inc is a space exploration, infrastructure, and services company. It is a diversified space company focused on space exploration. It supplies space products and services to support sustained robotic and human exploration to the Moon, Mars, and beyond. Its products and services are offered through four business units: Lunar Access Services, Orbital Services, Lunar Data Services, and Space Products and Infrastructure.
- Loft Orbital: Developer of a satellite deployment and management platform designed to democratize access to space by providing a simple, reliable and affordable way to deploy and operate small satellites. The company's platform simplifies the complex process of satellite deployment by providing a standardized satellite bus and a suite of software tools and streamlining the development process, reducing costs and accelerating time to orbit, enabling customers to focus on their mission rather than the engineering details..
- Orbit Fab: Developer of a space refueling technology designed to offer remote monitoring services. The company's technology includes a rapidly attachable fuel transfer interface, and a rigid tanker prototype, which provides cost-effective, reliable satellite fill and drains function during ground operations, enabling businesses to get the fuel and other materials they need, where and when they need it which provides flexibility for the satellite owners.
- True Anomaly: Operator of a fully integrated technology platform intended to offer space security and protect the freedoms and interests of the country. The company focuses on combining training and simulation tools, advanced spacecraft manufacturing infrastructure, and autonomy systems to revolutionize space security, stability, and sustainability, providing the commercial space market with space mission and software solutions.
- Vast Space: Developer of space habitation technologies intended to expand humanity across the solar system. The company specializes in space habitation technologies focused on assembling teams to build low-cost, artificial gravity crewed stations so that people can live and work in space for long periods of time without the adverse effects of zero gravity and thereby expand across the solar system.

Supply Chain

ABOVE's supply chain relies on long-standing relationships with suppliers whose products have years of flight heritage and on-orbit and in-space experience. Where lead times and pricing are not compatible with rapid iteration and commercial operations, the Company engineers and develops hardware in-house. ABOVE has good working relationships with various trades and a growing in-house capability for manufacturing and assembly in our Huntsville facility.

ABOVE's sourcing strategy involves going direct to the original provider wherever possible, eliminating intermediaries. Management believes that this plan has the potential to significantly reduce costs and improve project planning and scheduling. However, there can be no assurance that these improvements will be achieved as anticipated.

Customer Base

We anticipate that many of our customers will be early adopters seeking first-mover and first-to-market advantages in the emerging commercial space sector, including commercial enterprises focused on advancing space-based technologies. Our expected customer base also includes government agencies such as the Department of Defense and civil space authorities. To date, we have received five letters of commitment for space on our Prometheus automated platform from commercial organizations, as well as one letter of commitment for a feasibility study on the SIB, which may lead to a purchase if the results are favorable.

We believe that our P2P technology management initiative could provide substantial benefits to customers by offering an integrated approach that combines technology validation and demonstration within the same orbital mission. This integration has the potential to accelerate customers' revenue generation and reduce development timelines, as separate validation and demonstration missions are typically required. While these services are designed to reduce costs and support faster development, there can be no assurance that these benefits will be realized as anticipated.

The Prometheus fleet will benefit from its focus on TRL 9 maturation and hosted payload services, making it attractive to both commercial enterprises and the DoD. Management believes Prometheus is particularly suited to address the DoD's need for agile, fast-deployment solutions that enable technology validation in space. Recent changes in DoD acquisition strategies, including over $2.3 billion allocated to resilient space architectures in the government's fiscal year ending September 30, 2024, may provide a significant pipeline of government contracts for ABOVE.

Employees

The Company currently has three full-time employees in the states of Alabama, California, Colorado, and multiple part-time contractors in the above states, plus Connecticut, Maine, New York, Oregon, and South Carolina.

Intellectual Property

ABOVE has multiple provisional patents and is in the process of applying for protection covering items or techniques such as:
• Large zero gravity truss building methods
• On-orbit assembly and connection devices
• Space platform geometry control methodologies
• Devices and methodologies to control rotating structures
• Cold gas thrusters
• Methods for circulation within large space stations
• Emergency and safety devices for crew platforms
• Stowage infrastructure
• Mooring adaptors
• Hybrid gravity systems

ABOVE's patent application portfolio to date is as follows:

Patent or application	Filing Date	Patent date	Title
19/219,560	Full patent submission accepted 8/11/2025	Pending	Systems and Methods for Providing a Hybrid Gravity Environment
63373308 Provisional	8/23/2022	Pending full submission	Inflatable mechanism for rapid deployment of large, flat surfaces in space
63/228,459 Provisional	8/2/2021	Pending full submission	Mechanism for automatically joining large structural elements
63/619,171 Provisional	1/9/2024	Pending full submission	Inflatable space structure that provides a rapidly deployable, large, enclosed and protected workspace that can admit large objects without requiring disassembly
63/575,086 Provisional	4/5/2024	Pending full submission	Method for automated stiffening of inflatable tubes in space so they retain shape and strength even when deflated
63/679,441 Provisional	8/5/2024	Pending full submission	Method for using a stiffened inflatable structure to support the coils of a large, 3-axis magnetorquer system
63/672,470 Provisional	7/17/2024	Pending full submission	Human-rated and traversable rotary union to join differentially rotating spacecraft segments

In addition, the Company has the following registered or pending trademarks. Click on the application number for its current status.

Trademark	Application number	Application date	Services Covered
Above logo	98791831	10/09/2024	007 - Machinery - satellites, space hardware, space systems, and components: such as structures, mechanical interfaces, and spacecraft
We Provide Gravity	97853521	03/23/2023	006 - Modular metallic buildings, namely, space stations and structural components therefor 009 - Space platforms, namely, satellites and structural components therefor 012 - space platforms, namely, lunar rovers, shuttles, and rockets and structural components therefor 039 - Flight planning for space missions 042 - Design of space stations, space platforms, and components therefor

The above-listed provisional patents, pending patent applications, and trademark filings represent the Company's current intellectual property portfolio as of the date of this Annual Report. Provisional patents serve as placeholders for establishing an early filing date but do not confer enforceable rights until converted into a non-provisional patent application and subsequently issued. There is no assurance that pending patent applications will result in issued patents, or that any resulting patents will provide the scope of protection sought by the Company or be free from challenge by third parties. Similarly, trademark filings may not result in registered marks, and even if registered, there is no guarantee that such trademarks will be enforceable or prevent third parties from using similar marks.

The Company's ability to protect and enforce its intellectual property rights is subject to various risks and uncertainties. There is no assurance that any granted patents or registered trademarks will provide adequate commercial protection or prevent competitors from developing similar technologies or branding. Moreover, the Company's existing and future intellectual property rights may be subject to third-party claims, opposition proceedings, or other legal challenges that could result in reduced protection or increased costs. Failure to secure, maintain, or defend its intellectual property could materially impact the Company's business, financial condition, and results of operations.

Investors should not rely on the mere existence of pending applications or provisional patents as an indicator of future success or the ability to effectively protect the Company's innovations. The successful issuance, registration, and enforcement of these intellectual property rights are subject to complex and uncertain legal and administrative processes.

Legal & Regulatory Matters

Our activities and operations are subject to extensive regulation by various international, federal, state, and local laws and government agencies, including licensing and permitting requirements for launch and orbital operations, export control regulations, national security compliance, and environmental laws. Compliance with these regulations is essential to our ability to conduct business and expand our operations.

Launch & Orbital Operations

We are regulated by the U.S. Federal Aviation Administration ("FAA"), the Federal Communications Commission, and the National Oceanic and Atmospheric Administration, among others, for our launch, satellite, and orbital infrastructure operations. Maintaining licenses and adhering to safety, operational, and environmental standards is critical to our ability to conduct launches and operate satellite systems. Any failure to secure or maintain these licenses could materially affect our business.

Export Control & National Security Compliance

Given the sensitive nature of our technologies, we are subject to U.S. export control regulations, including the International Traffic in Arms Regulations and the Export Administration Regulations, which govern the export and transfer of technical data and hardware. Non-compliance could result in severe penalties and limit our ability to conduct business internationally. We may also be required to comply with national security regulations, such as the National Industrial Security Program, for handling classified information.

Human Spaceflight & Environmental Compliance

For crewed missions, our platforms must comply with the FAA's commercial human spaceflight regulations, which impose strict safety and operational requirements. Our manufacturing activities and orbital operations are also subject to U.S. environmental regulations and safety standards, which may increase operational costs.

Ongoing SEC Investigation

As described in the "Risk Factors" section of this Annual Report, we are currently subject to an ongoing investigation by the SEC related to our prior securities offerings to determine if any securities laws were violated in said securities offerings. The investigation does not mean that the SEC has concluded that the Company or a representative of the Company has violated the law. Also, the investigation does not mean that the SEC has a negative opinion of any person, entity, or security. The outcome of this investigation is uncertain and may have a material impact on our business and ability to conduct future securities offerings in the SEC brings an enforcement action against the Company.

Our ability to operate is contingent upon compliance with these and other evolving regulations. Changes in regulatory interpretations, enforcement, or new regulations could impose additional costs, limit our business activities, or otherwise adversely affect our operations.

For a detailed discussion of the potential risks associated with our regulatory environment, see the "Risk Factors" section of this Annual Report.

Litigation

There are no lawsuits or other litigation pending, or to the Company's knowledge, threatened, against the Company.

MANAGEMENT

ABOVE is a Delaware corporation organized on June 16, 2022. Pursuant to the terms and conditions of its Certificate of Incorporation and Bylaws, it is governed by a five member board of directors (the "Board"). The Board has not established any committees. Directors hold office until the election and qualification of their successors. Officers are appointed by the Board and serve at its discretion.

Directors, Officers & Key Employees

The directors, officers and key employees of the Company as of June 30, 2024 are listed below.

Name	Positions with the Company
Timothy Alatorre	Chairman of the Board, Chief Operating Officer, and Chief Financial Officer
Thomas R. Spilker	Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering
Rhonda Stevenson	Director, President, and Chief Executive Officer
Robert Miyake	Director and Systems Engineer
Jeffery Greenblatt	Vice President of Science and Research



Timothy Alatorre, NCARB, age 45, co-founded ABOVE in June 2022 and its predecessor, Orbital Assembly, in September 2019. He brings more than 25 years of experience in business management, engineering, habitat design, and programming to his roles as Chairman of the Board, Chief Operating Officer, and Chief Financial Officer.

From January 2011 to August 2021, Mr. Alatorre consulted with the State of California as a Subject Matter Expert in architectural practice, law, and business management and from June 2018 to August 2021, he served as a planning commissioner and member of the architectural review committee for the City of Rocklin, California. Since April 2012, he has served in various capacities, including as Founder, CEO, COO, and Principal Architect, of Domum, an internationally recognized architecture firm based in Rocklin, California. There, he increased revenue by 240% and grew the startup firm to a multinational organization overseeing more than $320 million in construction projects annually. He has supervised the design and construction of over 600 structures and more than $1.5 billion in construction projects.

Mr. Alatorre is a licensed architect registered in several states and earned a BArch degree from California Polytechnic State University in San Luis Obispo in 2006.



Thomas R. Spilker, PhD, age 72, is a co-founder of ABOVE and Orbital Assembly and currently serves as the Company's Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering. Dr. Spilker leads the Company's space systems development activities.

Beginning in 1991, he served as a scientist, engineer, and consultant at NASA's Jet Propulsion Laboratory, including 10 years as a Principal Space Flight Mission Architect (1991-2012). He worked on NASA's Voyager, Cassini-Huygens, and Genesis missions, and was a co-investigator for the microwave instrument on the European Space Agency's Rosetta mission, where his expertise in mission planning and system design has been crucial. His unique role as the only non-APL mission architect selected for the Neptune Odyssey mission

57

concept study at Johns Hopkins University Applied Physics Laboratory highlights his ability to seamlessly integrate scientific and technical disciplines, creating innovative and agile mission strategies. Dr. Spilker's combination of scientific rigor, inventive thinking, and extensive mission experience makes him uniquely qualified to lead ABOVE in advancing cutting-edge space technologies

Dr. Spilker earned Ph.D. and MS degrees in electrical engineering from Stanford University in 1990 and 1983, respectively, and a BS (summa cum laude) in geophysics and computer science from Kansas State University in 1975.



Rhonda Stevenson, age 54, has served as President and Chief Executive Officer of ABOVE since its founding in June 2022. Ms. Stevenson joined Orbital Assembly in July 2021 as President and Chief Executive Officer after serving as a member of the Company's executive advisory board.

Under Ms. Stevenson's leadership, ABOVE has secured key contracts with the Department of the Air Force and NASA and guided the Company through International Space Station missions. The Prometheus Spark mission planned for 2025 marks the next significant milestone.

From January 2020 to March 2021, as a consultant, Ms. Stevenson served as Director of Public Relations, Marketing, and Media for Kepler Space Institute of Bradenton, Florida, an accredited educational institution emphasizing the human side of space exploration and development. From June 2014 to March 2016, Ms. Stevenson served as Chief Promotions and Marketing Officer for Deep Space Industries of San Jose, California. Since July 2015, Ms. Stevenson has headed the currently latent Tau Zero Foundation, a not-for-profit organization dedicated to developing the technologies that will enable humankind to become a permanent space-faring civilization, including overseeing interstellar research initiatives, which included a NASA STMD grant. In December 2013, she founded the Space Mining and Resources Coalition. to serve as a liaison between the mining, petroleum, energy, and space development industries. Also in December 2013, Ms. Stevenson founded Blue Elysium Enterprises, LLC, which provided strategic consulting to technology companies.

Ms. Stevenson earned an MBA in Leadership & Strategy from the Ducere Global Business School of College de Paris in 2025.



Robert Miyake, age 87, has served as Systems Engineer and a Director of the Company since its inception in June 2022 and of Orbital Assembly since its founding in September 2019. Mr. Miyake has over 60 years of experience as an engineer working in aerospace and space operations, including dozens of successful missions. He came out of retirement to join Orbital Assembly after over 30 years at NASA's Jet Propulsion Laboratory where he was a lead thermal systems and systems engineer, working on design, test, and flight operations of spacecraft and flight instruments, including SeaSat, Topex MGS, IAE, WF/PC, and others. Prior to joining JPL in 1978, he worked at Lockheed Missile and Space Company on commercial and military aircraft. He started his career at Boeing Airplane Company in 1961, where he worked on many projects, including the 727 aircraft. Mr. Miyake completed graduate studies in mathematics, bioengineering, system engineering, and computer science and received a BS in mechanical engineering from San Jose State College in 1962.



Jeffery Greenblatt, PhD, age 53, is a co-founder of ABOVE and Orbital Assembly and currently serves as its Vice President of Science and Research. His responsibilities have included project management, technical analysis, research, cost estimation, market assessment, and fundraising. He previously led the Company's Pioneer-class Structural Truss Assembly Robot (PSTAR)/Gravity Ring project.

From September 2017 to June 2021, he served as Co-Founder and Chief Scientist for Spacexchange LLC of Charlotte, North Carolina and Portland, Oregon. In June 2016, Dr. Greenblat founded Emerging Futures, LLC, an environmental and space consultancy based in Portland, Oregon. From October 2009 to March 2018, he served as a Staff Scientist at Lawrence Berkeley National Laboratory where he led pioneering projects aimed at reducing greenhouse gas emissions. He has also served in various capacities for Google (2008-2009), the Environmental Defense Fund (2005-2008), Princeton University (2001-2005), and the NASA Ames Research Center (1999-2001) where his groundbreaking work advanced the understanding of atmospheric methane and nitrous oxide.

Dr. Greenblatt earned a Ph.D. in chemistry from the University of California, Berkeley in 1999 and a BS in physics and chemistry from Haverford College in 1993.

Advisory Board

The Company seeks to engage with its Advisory Board on both an individual and group basis as frequently as once per quarter on matters of interest to the business. Members of ABOVE's Advisory Board as of June 30, 2024 were as follows:

Tim Clements, Strategic Advisor for manufacturing. Global expert in manufacturing, supply chain management, and fabrication.

Dave Fisher, President and Independent Consultant, Liftoff Strategic Advisors. Former Vice President of Business Development, Astroscale.

Jim Howe, Vice President of Government Relations at Centrus Energy. Experienced executive with extensive advocacy, government relations, communications, business development, and leadership experience in the private sector and in a variety of high-profile government positions.

Janet Ivey-Duesing, Television Host and Educator. Creator of the children's TV series *Janet's Planet* that airs on over 140 public television stations nationwide. Janet is committed to enriching the lives of children via education and TV and online programming.

Frank White, Author and Space Philosopher. Frank has authored or coauthored numerous books on topics ranging from space exploration to climate change to artificial intelligence. His best-known work, *The Overview Effect: Space Exploration and Human Evolution*, is considered by many to be a seminal work in the field of space exploration. A film called *Overview* based largely on his work, has had nearly 8 million plays on Vimeo.

Jim Reuter, Veteran aerospace engineer who began his career at NASA in 1983, holding key leadership roles including associate administrator for the Space Technology Mission Directorate, where he managed programs with over $1 billion in annual investments, before retiring in June 2023 after earning numerous awards such as the Presidential Rank Award and Distinguished Service Medal.

Compensation Policies

Overall, employees and independent contractors are compensated on an individual basis using various combinations of salary, wages, bonuses, consulting payments, benefits, time off, and equity grants.

For the year ended June 30, 2025, the Company paid a total of $672,000 for the benefit of six full-time employees and 12 independent contractors, including $505,000 of salaries, wages, and consulting fees, $8,000 of bonuses, and $46,500 of benefits. Most medical and dental insurance premiums are paid for by the employee and may include their spouse and family at the employee's personal expense. Bonuses were paid to three employees during fiscal 2025 which had been previously approved in 2021 but deferred for payment.

For the year ended June 30, 2024, the Company paid a total of $672,000 for the benefit of six full-time employees and 12 independent contractors, including $580,000 of salaries, wages, and consulting fees, $15,000 of bonuses, and $42,000 of benefits. Most medical and dental insurance premiums are paid for by the employee and may include their spouse and family at the employee's personal expense. Bonuses were paid to three employees during fiscal 2024 which had been previously approved in 2021 but deferred for payment.

During fiscal 2025, to stay compliant with state employment law, the Company maintained an optional 401(k) retirement plan. Contributions are made solely by employees and the Company does not offer a matching program but is responsible for service fees related to the maintenance of the plan. The Company does not offer pension or profit sharing at this time.

The Company does not have an incentive stock plan, non-equity incentive plan, or non-qualified deferred compensation plan, and consequently, there were no stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation earnings for any of our named executive officers outstanding as of the end of our last completed fiscal year.

Director Compensation

Directors who are not full time employee of the Company are compensated for each meeting attended at a rate of $5,000 per meeting, paid in cash of $500 and $4,500 of warrants. Regular board meetings occur every other month with update calls occurring in alternating months.

Potential Payments Upon Termination or Change-in-Control

Except as described below under "Employment Agreements", we currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the Company or a change in the named executive officer's responsibilities, with respect to each named executive officer.

Employment Agreements

The following are summaries of our employment and consulting agreements with our named executive officers:

Rhonda Stevenson is currently the Company's President and Chief Executive Officer and a member of the Board of Directors. On April 1, 2021, the Company's predecessor entered into a three-month consulting agreement with Ms. Stevenson calling for monthly base pay, reimbursement for pre-approved work-related expenses, and performance-based equity compensation. On July 1, 2021, at the close of the consulting agreement, Assembly entered into an employment agreement with Ms. Stevenson. Her compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice; the first was effective December 1, 2021 and the second on April 1, 2022, resulting in two raises. Based on publicly available salary data from Glassdoor, her base compensation is currently 45% lower than the industry average for similar positions at companies of a similar size and stage. These estimates are provided for informational purposes only, and there may be significant variability in compensation data depending on the source and methodology used. The Company believes this compensation structure is appropriate given its early-stage status and commitment to prioritizing resource allocation for growth and operational development.

The agreement is evergreen and continues until canceled. If Ms. Stevenson's employment is terminated, she will receive no severance pay other than payout of accrued and unused vacation time.

Timothy Alatorre is currently the Company's Chairman of the Board, Chief Operating Officer, and Chief Financial Officer. On February 27, 2021, Assembly, the Company's predecessor, entered into an employment agreement with Mr. Alatorre. Mr. Alatorre's compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice, effective December 1, 2021, and again on April 1, 2022, resulting in two raises to base salary. Based on publicly available salary data from Glassdoor, Mr. Alatorre's base compensation is currently 45% lower than the industry average for similar positions at companies of a similar size and stage. These estimates are provided for informational purposes only, and there may be significant variability in compensation data depending on the source and methodology used. The Company believes this compensation structure is appropriate given its early-stage status and commitment to prioritizing resource allocation for growth and operational development.

The agreement is evergreen and continues until canceled. If Mr. Alatorre's employment is terminated, he will receive no severance pay other than payout of accrued and unused vacation time.

Thomas R. Spilker is currently the Company's Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering. On February 27, 2021, Assembly entered into an employment agreement with Dr. Spilker. Dr. Spilker's compensation package includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice with effective dates of December 1, 2021 and April 1, 2022. These amendments resulted in two raises to base. During the periods from March 18, 2021 to July 16, 2021 (120 days), and again from April 1, 2022 to March 14, 2023 (347 days), Dr. Spilker voluntarily agreed to defer 50% of his salary until such time as the Company had funds to pay it in full. ABOVE plans to start repayment of this deferred salary during fiscal 2025. Based on publicly available salary data from Glassdoor, Dr. Spilker's base compensation is currently 41% lower than the industry average for a position of this nature for similar companies according to Glassdoor's salary estimates.

The agreement is evergreen and continues until canceled. If Dr. Spilker's employment is terminated, he will receive no severance pay other than payout of accrued and unused vacation time.

Limitation on Liability and Indemnification

The Company's certificate of incorporation, as amended from time to time, provides that, to the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Company's bylaws provide that it shall indemnify and hold harmless any person who was or is party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "proceeding"), by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust, non-profit entity or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee, or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise (an "Indemnified Person"), against expenses (including attorneys' fees), judgments, fines, liability, loss and amounts paid in settlement actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law.

Notwithstanding the preceding, except as otherwise provided in the Company's bylaws, the Company shall be required to indemnify an Indemnified Person in connection with a proceeding, or part thereof, commenced by such Indemnified Person only if the commencement of such proceeding, or part thereof, by the Indemnified Person was authorized in advance by the Board.

The Company has secured general directors and officers ("D&O") insurance coverage through Lexington Insurance Company, as well as coverage specific to offerings via Reg CF through Tigermark.

CAPITALIZATION & OWNERSHIP

Capitalization

As of June 30, 2025, the Company had a total of $282,261 of debt outstanding as follows. For financial reporting purposes, this note was included in accounts payable and accrued expenses.

Type of debt	Promissory Note (the "Note")
Name of creditors	Thomas R. Spilker
Amount outstanding	$181,000
Interest rate & payment schedule	The Note does not bear interest
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	Issued in payment for back wages earned between April 2022 and June 2025.

Type of debt	Promissory Note (the "Note")
Name of creditors	Finlo Capital
Amount outstanding	$100,000
Interest rate & payment schedule	16% APR for three months, 20% APR thereafter.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	October 23, 2025
Other material terms	Issued April 23, 2025

Type of debt	Promissory Note (the "Note")
Name of creditors	Credibly
Amount outstanding	$98,142.72
Interest rate & payment schedule	The Note does not bear interest
Amortization schedule	$2,140.08 per week
Describe any collateral or security	None
Maturity date	None
Other material terms	$82,800 principle amount. Issued May 28, 2025

The Company is a Delaware corporation organized on June 16, 2022, and is governed by the terms and conditions of its Certificate of Incorporation and Bylaws.

On October 28, 2024, pursuant to Board and shareholder action, the Company amended its Certificate of Incorporation, authorizing three classes of stock to be designated "Class A Common Stock" (100,000,000 shares, the "Class A" or the "Class A Common"), "Class B Common Stock" (75,000,000 shares, the "Class B" or the "Class B Common"), and "Preferred Stock" (75,000,000 shares). Collectively, the Class A Common Stock and the Class B Common Stock are referred to as the "Common Stock". Each share has a par value of $0.001.

Except as required by applicable law, each holder of Class A Stock shall be entitled to one (1) vote for each share held as of the applicable record date on any matter that is submitted to a vote of the shareholders, including, without limitation, any matter voted on at a shareholders' meeting. Except as required by applicable law, holders of Class B shall not be entitled to vote on matters submitted to a vote of the shareholders of this corporation. However, the rights and privileges of the Class A and Class B shares are equal with respect to other matters such as dividends and priority in liquidation.

The Board was also granted the power to authorize by resolution, duly adopted from time to time, the conversion of five (5) shares of Class B into one (1) share of Class A Common Stock, and to set all terms of such conversion including, without limitation, the qualifications, restrictions, or limitations on the conversion thereof.

The Board was also granted the power to authorize by resolution, duly adopted from time to time, the issuance of any or all the preferred stock in any number of classes or series and to set all terms of such stock, including, without limitation, its powers, preferences, rights, privileges, qualifications, restrictions, and limitations. Such terms for each class or series may differ from those of any and all other classes or other series at any time outstanding. Any shares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.

Consequently, as of June 30, 2025, under the provisions of such documents, ABOVE has three classes of capital stock authorized, issued, and outstanding as follows:

Class of security	Shares authorized	Shares issued and outstanding	Voting rights	Other rights
Preferred Stock	75,000,000	--	Note 1	Note 1
Class A Common Stock	100,000,000	82,344,313	yes	none
Class B Common Stock	75,000,000	552,046	no	none
Note 1 - The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.				

The following table summarizes the issued and outstanding common equity capitalization of the Company as of June 30, 2025. Note that common shares issued to, and outstanding as of such date are Class A Voting Common Stock, and the Ref-CF raise opened Nov 4, 2024 are Class B Non-voting Common Stock.

Common Equity Capitalization					
Above: Space Development Corp					
As of June 30, 2025					
Holder (issue date)	Shares	Percent	Price/share ($)	Dollars	Percent.
Founders (Sep 24, 2019)	15,400,000	18.58%	$ 0.001	$ 7,700	0.20%
Advisors & Contractors (Dec 11, 2020)	2,682,758	3.24%	$ 0.02	$ 50,299	1.33%
Reg-CF (Jun 16, 2021) -- NC - $1.25	796,000	0.96%	$ 1.25	$ 995,000	26.23%
SAFE conversion (Jun 16, 2021)	161,638	0.19%	$ 1.21	$ 194,848	5.14%
Advisors & Contractors (Dec 31, 2021)	131,398	0.16%	$ 0.12	$ 15,560	0.41%
Reg-CF (Jun 23, 2022) -- NC - $2.10	631,310	0.76%	$ 2.10	$ 1,325,750	34.95%
Equity comp (Sep 12, 2022)	61,823,235	74.58%	$ 0.001	$ 61,646	1.63%
Reg-CF 3/17/2023 (NC) -- $2.10	68,308	0.08%	$ 2.10	$ 143,447	3.78%
Reg-CF (Sep 1, 2023) -- SP - $2.25	150,338	0.18%	$ 2.25	$ 338,261	8.92%
Reg-CF (Mar 31, 2024) -- SP - $2.30	34,252	0.04%	$ 2.30	$ 78,780	2.08%
Reg-CF .42 Warrants (SP)	216,512	0.26%	$ 0.42	$ 89,933	2.37%
Reg-CF .25 Warrants (SP)	248,564	0.30%	$ 0.25	$ 61,173	1.61%
Reg-CF (Nov 4, 2024) -- SP - $0.46	552,046	0.67%	$ 0.52	$ 284,700	7.51%
Reg-D (506c)	146	0.00%	$ 1,000	$ 146,000	3.85%
Total	**82,896,505**	**100.00%**	**$ 0.05**	**$ 3,793,096.10**	**100.00%**

Ownership

The following table summarizes the fully diluted capitalization of the Company as of June 30, 2025. Note that all common and common-equivalent shares issued to, and outstanding as of, such date are Class A Common Stock.

Holder (issue date)	Preferred Stock Shares, issued & outstanding	Percent	Common Stock Shares, issued & outstanding	Percent	Common equivalents Warrants	Percent	Fully diluted Shares	Percent
Fully Diluted Ownership as of June 30, 2025								
Founders								
Timothy Alatorre (3)	-	na	12,429,443	15.00%	-	0.00%	12,429,443	14.94%
Thomas R. Spilker Revocable Living Trust (3)	-	na	11,556,048	13.95%	-	0.00%	11,556,048	13.89%
The Jeffery and Noreen Buyers Greenblatt Family Trust (2)	-	na	5,928,893	7.16%	20,000	6.10%	5,948,893	7.15%
Blincow Settlement Holding Trust (2)(4)	-	na	15,129,630	18.26%	-	0.00%	15,129,630	18.19%
James Wolff	-	na	4,420,254	5.33%	20,000	6.10%	4,440,254	5.34%
Subtotal	-	na	49,464,268	59.70%	40,000	12.20%	49,504,268	59.51%
Other Investors								
Rhonda Stevenson (3)	-	na	11,063,084	13.35%	-	0.00%	11,063,084	13.30%
Jeffrey Max (1)	-				36,314		36,314	0.04%
Robert Miyake (1)(3)	-		177,845		36,643		214,488	0.26%
Others	-	na	22,151,308	26.73%	-	0.00%	22,151,308	26.63%
$0.01 warrants (2)	-	na	-	0.00%	215,000	65.56%	215,000	0.26%
Subtotal	-	na	33,392,237	40.30%	287,957	87.80%	33,680,194	40.49%
Total	-	na	82,856,505	100.00%	327,957	100.00%	83,184,462	100.00%
Notes								
1 - Warrants issued for service on the Company's Board of Directors.								
2 - Warrants issued for service on the Company's Advisory Board								
3 - Shares controlled by Director or Officer								
4 - Restricted Common Stock without voting rights								

The following table sets forth information concerning the beneficial ownership of our Class A Common Stock as of June 30, 2025 for:

● Each director;
● Each holder of 20% or more;
● Our officers as set forth in the Management section; and
● The directors and officers as a group.

Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

| Name and Principal Position of Beneficial Owner | Common Stock as of June 23, 2025 | | |
	Shares	Warrants	Percent of Voting Rights
Timothy Alatorre	12,429,443		15.00%
Chairman of the Board, Chief Operating Officer & Chief Financial Officer			
Thomas R. Spilker	11,556,048		13.90%
Vice Chairman of the Board, Chief Technical Officer & VP of Engineering			
Rhonda Stevenson	11,063,084		13.40%
Director, President & Chief Executive Officer			
Robert Miyake	177,845	36,643	0.20%
Director & Systems Engineer			
Jeffrey Greenblatt	5,928,893	20,000	7.20%
Vice President of Science & Research			
All directors & officers as a group (6 persons)	41,155,313	56,643	49.70%

Previous Exempt Offerings

Listed below are the exempt offerings conducted by ABOVE and Orbital Assembly from inception of the predecessor on August 21, 2019 to June 30, 2025.

Offering dates	Security type	Money raised	Use of proceeds	Exemption from registration
Opening date: Nov 4, 2024 Closing date: Ongoing	146 Promissory Notes at $10,000 per note	$146,000 to date	Manager compensation; general corporate and administrative expenses; IP Protection; legal, accounting, promotional	Reg D (506c)
Opening date: Nov 4, 2024 Closing date: Ongoing	552,046 Class B shares of Common Stock at $0.46/shr	$240,141 to date$	Manager compensation; general corporate and administrative expenses; IP Protection; legal, accounting, promotional	Reg CF
Issue dates: between Jun 21, 2023 and Jun 30, 2024	215,000 warrants expiring Apr 16, 2027 to purchase Common Stock at an exercise price of $0.01/shr	No exercises to date	General corporate and administrative expenses	Rule 701
Issue date: Sep 1, 2023	216,512 to purchase Common Stock at an exercise price of $0.42/shr	$90,936	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Reg CF
Issue date: Sep 1, 2023	248,564 warrants, to purchase Common Stock at an exercise price of $0.25/shr	$62,141	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Reg CF
Opening date: Dec 31, 2024 Closing date: Mar 31, 2024	34,252 shares of Common Stock at $2.30/shr	$78,780	Manager compensation; general corporate and administrative expenses; Clean room structure, full scale mock-up habitat frame.	Reg CF
Opening date: Mar 17, 2023 Closing date: Sep 1, 2023	171,800 shares of Common Stock at $2.25/shr	$386,550	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Reg CF
Opening date: Nov 22, 2022 Closing date: Mar17, 2023	68,308 shares of Common Stock at $2.10/shr	$143,447	Manager compensation; general corporate and administrative expenses; business development; hardware testing at NASA Marshall Space Flight Center	Reg CF
Opening date: Nov 8, 2021 Closing date: Jun 23, 2022	631,309 shares Common Stock at $2.10/shr	$1,325,750	Manager compensation; warehouse rental; DSTAR System decommissioning, transport, and storage; Pioneer station design, development, and engineering; general corporate and administrative expenses	Reg CF
Opening date: Sep 12, 2022 Closing date: Sep 12, 2022	61,823,235 shares Common Stock at $0.001/shr	$61,646	Equity distributed to contractors, advisors, and other third parties as compensation	Rule 701

69

Offering dates	Security type	Money raised	Use of proceeds	Exemption from registration
Opening date: Jan 1, 2021 Closing date: Dec 31, 2021	131,398 shares Common Stock at $0.11842/shr	$15,560	Advisor and contractor compensation	Rule 701
Opening date: Apr 1, 2021 Closing date: Jun 16, 2021	161,638 shares Common Stock at $1.20546/shr	$194,848	SAFE notes converted to Common Stock; designs and presentation materials for Voyager station; engineering and fabrication of DSTAR test article	Section 4(a)(2)
Opening date: Jan 27, 2021 Closing date: Jun 16, 2021	796,000 shares Common Stock at $1.25/shr	$995,000	Manager compensation; DSTAR demonstration, warehouse rental, DSTAR System components, PSTAR and Gravity Ring engineering and development; general corporate and administrative expense	Reg CF
Opening date: May 24, 2020 Closing date: Dec 11, 2020	2,682,758 shares Common Stock at $0.01875/shr	$50,299	Advisor and contractor compensation	Rule 701
Opening date: Sep 24, 2019 Closing date: Sep 24, 2019	15,400,000 shares Common Stock at $0.0005/shr	$7,077	Founders' stock	Rule 701

Restrictions on Transfer

Securities sold pursuant to Regulation CF may not be transferred by holders of such during a one-year holding period beginning when the securities were issued and ending on the first anniversary of such date, unless transferred:
1) To the Company;
2) To an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended;
3) As part of an offering registered with the SEC; or
4) To a *member of the family* of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances.

"Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal-equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

FINANCIAL REVIEW

In addition to the following information, please see the financial information listed on the cover page and the financial statements at the end of this document, which are an important part of this document and should be reviewed in their entirety.

On June 16, 2022, Above: Space Development Corporation ("ABOVE" or the "Company") was incorporated in Delaware, with 250,000,000 shares of capital stock authorized, of which 175,000,000 shares were designated as common, par value $0.001, and 75,000,000 shares were designated as preferred, with undesignated par value.

Also on June 16, 2022, Above: Orbital Inc. ("Orbital") was incorporated in Delaware with 1,000 common shares of stock authorized, par value $0.001, all of which were issued to and are owned by the Company, making Orbital a wholly-owned subsidiary of the Company.

On September 9, 2022, Orbital Assembly Corporation ("Assembly"), the predecessor of the Company, incorporated on August 21, 2019, in California, was merged with Orbital, effectively re-domiciling Orbital in the state of Delaware. As part of the merger, all outstanding equity interests of Assembly were exchanged for equity interests in the Company.

Recent Tax Return Information

As of the date hereof, the Company's federal and state tax returns for fiscal 2024 and fiscal 2025 have not yet been filed.

Plan of Operations

ABOVE Space's core strategy centers on providing satellite micro-facilities, designed to function as prototyping test beds and platforms for hosted payloads. The Company's service offerings aim to accelerate the on-orbit validation and de-risking process for customers, enabling them to obtain critical flight data and operational insights more efficiently. These hosted payload opportunities are structured to support a seamless transition from research and development to full-scale production and operational deployment. Management's focus is on expanding the use of these platforms to address growing demand from both commercial and governmental customers, while continuing to refine its infrastructure to support a broad range of applications in LEO and beyond.

During fiscal 2025, the Company launched new products and service offerings allowing ABOVE's customers to fly NASA-compliant payloads on the International Space Station and conduct orbital data operations. ABOVE flew its second commercial mission to the ISS in November 2024. The Company subsequently launched an additional mission to the ISS on October 15, 2025 and has secured additional customers for future ISS missions in fiscal 2026.

The Company put into service the Prometheus Flint program in 2025 acquiring services on under utilized spacecraft to provide data and imaging services. The Company currently has two customers with plans to use the Flint services in fiscal year 2026.

The Company has maintained stringent cost control measures with regular executive- and Board-level financial reviews and budget approvals. Continued efforts have been made to keep expenses low while maximizing revenue and profit. Management has directed focus on leveraging COTS hardware, which has further helped reduce costs and improve profitability. Efforts have been made to keep salary and overhead expenses low by leveraging third party contractors and a distributed workforce, ensuring that the Company remains agile and efficient in its operations.

As ABOVE moves forward, management's focus is on leveraging its technology and operational expertise to meet the growing demand for automated on-orbit platforms and infrastructure. The Company's near-term strategy involves expanding its presence in LEO and beginning development of scalable solutions for operations in cislunar space and beyond. The Company plans to prioritize investments in its automated platform technologies and habitability systems to support potential applications for research, manufacturing, and commercial uses.

Management anticipates that the Company's current investments in technology, business relationships, and infrastructure will enable it to address emerging needs in the space industry. However, the ability to achieve these objectives depends on a variety of factors, including successful completion of planned development projects, securing additional funding, and navigating the regulatory environment. While the Company is optimistic about its growth prospects, there can be no assurance that it will achieve profitability or meet its operational targets as planned.

Results of Operations

The following table sets forth selected financial data for the periods indicated.

| In dollars unless otherwise indicated | For the years ended June 30 | | | | | |
| | Dollars | | Percent of Total | | Change | |
	2025	2024	2025	2024	Dollars	Percent
Income						
Revenus	$ 106,972.79	$ 824,821.58	100.0%	100.0%	$ (717,848.79)	-87.03%
Cost of Goods Sold	$ 21,541.33	$ 30,909.96	20.1%	3.7%	$ (9,368.63)	-30.31%
Gross profit	$ 85,431.46	$ 793,911.62	79.9%	96.3%	$ (708,480.16)	-89.24%
Operating Expenses						
Employee wages and related costs	$ 600,301.24	$ 672,568.51	54.17%	41.56%	$ (72,267.27)	-10.74%
Marketing events	$ 58,020.73	$ 99,220.54	5.24%	6.13%	$ (41,199.81)	-41.52%
Engineering and development	$ (3,320.07)	$ 12,543.93	-0.30%	0.78%	$ (15,864.00)	-126.47%
Professional Fees	$ 284,450.23	$ 615,802.11	25.67%	38.05%	$ (331,351.88)	-53.81%
Rent and overhead expenses	$ 121,481.35	$ 123,764.84	10.96%	7.65%	$ (2,283.49)	-1.85%
Reimbursable Expense	$ 10,667.10	$ 20,420.82	0.96%	1.26%	$ (9,753.72)	-47.76%
Bank Service Charges	$ 1,032.19	$ 3,825.35	0.09%	0.24%	$ (2,793.16)	-73.02%
Insurance expense	$ 27,735.53	$ 21,353.20	2.50%	1.32%	$ 6,382.33	29.89%
Travel	$ 621.10	$ 29,357.27	0.06%	1.81%	$ (28,736.17)	-97.88%
Office Expenses General	$ 7,166.33	$ 19,586.69	0.65%	1.21%	$ (12,420.36)	-63.41%
Total operating expenses	$ 1,108,155.73	$ 1,618,443.26	100.00%	100.00%	$ (510,287.53)	-31.53%
Operating loss	$ (1,022,724.27)	$ (824,531.64)			$ (198,192.63)	24.04%
Other income and expense						

Other income	$ 352,559.20	$ 8,050.44			$ 344,508.76	4279.38%
Grants and donations	$ -	$ (1,000.00)			$ 1,000.00	-100.00%
Interest expense	$ (30,969.11)	$ (5,009.42)			$ (25,959.69)	518.22%
	$ 321,590.09	$ 2,041.02			
Net loss	$ (701,134.18)	$ (822,490.62)			$ 121,356.44	-14.75%

- For the fiscal years ended June 30, 2025 and 2024, total revenue was $107,000 and $825,000, respectively, a decrease of $717,900 or 87.0%. The decrease was driven by the payment schedule of the Company's contracts with the Department of Defense.

- For fiscal 2025, gross profit decreased to $85,400, down $708,000 from last year, and gross margin decreased to 79.9%, down 16.4% from 96.3% in 2023, mostly due to decreased revenue.

- The operating loss for 2025 was $1,023,000 compared to $825,000 for 2024, a decrease of $198,200.

- The net loss for 2025 was $701,100 compared to a loss of $822,000 for 2024, an increase of $121,000.

- For the fiscal years ended June 30, 2025 and 2024, the Company paid no federal or state income taxes, due principally to tax loss carryforwards and research and development tax credits.

On May 17, 2023, the Company signed a five-year Umbrella Space Act Agreement with NASA with the stated purpose "of collaborative analysis, development, and testing of technology related to the Above: Space Development Corporation Commercial Space Station concept".



NASA Space Act Umbrella Agreement (SAA)

ABOVE signed an Umbrella Space Act Agreement with NASA Marshall Space Flight Center. This prestigious agreement includes:

- High level access to all NASA MSFC state-of-the-art ecosystem, facilities, staff, technology and tools, for testing and de-risking ABOVE's platforms
- Collaborative resources for analysis, development, software and hardware testing
- New hybrid and microgravity applications alliance
- Cooperative innovative pressure vessels program

Copyright 2023, Above: Space Development Corporation



ABOVE

On February 17 and March 20, 2023, the Company was awarded two contracts from the US Air Force totaling $1,770,000 to develop technologies related to on-orbit structures and energy production.

Liquidity & Capital Resources

The following table is presented as a measure of our liquidity and capital resources as of the dates indicated, including "total liquid assets", which is a non-GAAP measure:

| *In dollars unless otherwise indicated* | For the years ended June 30 | | | | | |
| | Dollars | | Percent of Total | | Change | |
	2025	2024	2025	2024	Dollars	Percent
Assets						
Current Assets						
Cash and cash equivalents	$ 24,037.97	$ 180,216.33	17.2%	66.3%	$ (156,178.36)	-86.66%
Accounts receivable	$ 23,000.00	$ 2,000.00	16.5%	0.7%	$ 21,000.00	1050.00%
Prepaid expenses & other	$ 26,964.01	$ 21,684.01	19.3%	8.0%	$ 5,280.00	24.35%
Fixed assets, net	$ 65,523.42	$ 67,855.60	47.0%	25.0%	$ (2,332.18)	-3.44%
Total assets	$ 139,525.40	$ 271,755.94	100.0%	100.0%	$ (132,230.54)	-48.66%
Liabilities and Equity						
Current Liabilities						
Accounts payable and accrued expenses	$ 183,605.09	$ 174,257.59	49.9%	64.1%	$ 9,347.50	5.36%
Total current liabilities	$ 183,605.09	$ 174,257.59	49.93%	47.39%	$ 9,347.50	5.36%
Long term Liabilities						
Employee benefits liability	$ 184,118.31	$ 67,333.28	50.07%	18.31%	$ 116,785.03	173.44%
Total long term liabilities	$ 184,118.31	$ 67,333.28	50.07%	18.31%	$ 116,785.03	173.44%
Total liabilities	$ 367,723.40	$ 241,590.87			$ 126,132.53	52.21%
Stockholders' equity						
Common Stock	$ 28,630.86	$ 20,351.30			$ 8,279.56	40.68%
Additional paid-in capital	$ 3,488,136.92	$ 3,053,645.37			$ 434,491.55	14.23%
Retained earnings (deficit)	$ (3,744,965.78)	$ (3,043,831.60)			$ (701,134.18)	23.03%
Total equity	$ (228,198.00)	$ 30,165.07			$ (258,363.07)	-856.50%
Total liabilities and equity	$ 139,525.40	$ 271,755.94			$ (132,230.54)	-48.66%

- The cash balance at June 30, 2025 decreased to $24,000 (17.2% of total assets) from $180,000 (66.3% of total assets) as of the same date in 2024, down $156,000 or -86.66%, due principally to lower revenue and increased costs.

- As of June 30, 2025 and 2024, total accounts payable and accrued expenses were $183,600 and $174,300, respectively.

- As of June 30, 2025, total equity was -$228,000, down $258,400 from $30,165 on June 30, 2024, due to continuing operating losses.

- During fiscal 2025, after accounting for fees and direct expenses, the Company raised a total of $559,764 from sales and issuance of 912,844 shares.

- During fiscal 2026, the Company intends to conduct additional private and exempt offerings under Reg D and Reg CF. The Company is also pursuing grant opportunities through various U.S. Government agencies, as well as Government-backed loan guarantees and private debt financing.

Cash Flow

The table below summarizes our primary sources and uses of cash for the fiscal years ended June 30, 2025 and 2024.

	2025	2024
	Year ended	Year ended
	June 30	June 30
	3rd party review	*audited*
Cash flows from operating activities		
Net loss (from P&L)	$ (701,134)	$ (822,491)
Changes in assets and liabilities:		
Accounts receivable	$ (21,000.00)	$ (2,000.00)
Prepaid expenses and other	$ (5,280.00)	$ 15,509.67
Accounts payable and accrued expenses	$ 9,347.50	$ 115,094.41
Cash provided by (used for) operating activities	$ (718,066.68)	$ (693,886.54)
Cash flows from investing activities		
Fixed assets	$ 2,332.18	$ (67,855.18)
Cash provided by (used for) investing activities	$ 2,332.18	$ (67,855.18)
Cash flows from financing activities		
Employee benefits liability	$ 116,785.03	$ 4,244.09
Shareholder contributions	$ 442,771.11	$ 250,052.09
Cash provided by (used for) financing activities	$ 559,556.14	$ 254,296.18
Net cash flow	$ (156,178.36)	$ (507,445.54)
Cash		
Beginning of period	$ 180,216.33	$ 687,661.87
Net cash flow	$ (156,178.36)	$ (507,445.54)
End of period	$ 24,037.97	$ 180,216.33

Supplemental Disclosures		
Cash paid for interest expense	$ 13,493.27	$ 5,009.42
Cash paid for income taxes	$ 19,827.59	$ 530.23
Revenue from Services and Contracts	$ 106,972.79	$ 824,821.58

The decision to pay dividends to holders of our common stock is at the discretion of our Board and depends on various factors, including our results of operations, financial condition, capital requirements, contractual restrictions, outstanding indebtedness, investment opportunities, and other factors considered by the Board to be relevant. In addition, agreements governing our debt may also limit the payment of dividends. Since its inception, the Company has paid no dividends to common shareholders.

Other than indicated above in "Plan of Operations", the Company does not intend to make any material capital expenditures in the next 12 months.

We regularly evaluate sources of debt financing and equity capital to meet our funding needs. However, there can be no assurance that these efforts will prove to be successful.

Non-GAAP Financial Measures

Our communications may include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position, or cash flows that excludes, or includes, amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP.

Non-GAAP financial measures utilized by us include "EBITDA" and "total liquid assets". The most comparable GAAP measures are operating income and total current assets. We believe that these non-GAAP financial measures provide useful information and enable analysts to compare our ongoing financial performance more accurately over the periods presented.

Recent Developments

On or about July 26, 2025, a federal crime was committed against Above: Space Development Corporation. The Company discovered that approximately 90% of its total cash reserves as of that date had been stolen through unauthorized transfers. The stolen funds consisted primarily of loan proceeds from multiple lenders, evidenced by promissory notes totaling approximately $880,000 in principal, together with a portion of Company revenue. The Company remains obligated to repay these loans in full notwithstanding the theft. Certain lender extensions remain in process, and there can be no assurance that all such extensions will be obtained on favorable terms. See "Risk Factors" for additional discussion of the potential impact of this incident on the Company's business, liquidity, and financial condition.

The Company is not disclosing further details regarding the nature of the crime in order to avoid compromising ongoing investigations and recovery efforts. No employees or contractors of the company have been implicated or suspected as culpable.

The Company promptly reported the federal crime to law enforcement authorities, including the Huntsville Police Department, the Federal Bureau of Investigation, the United States Secret Service, and the Federal Trade Commission, as well as to its financial institutions. The Company is cooperating fully with these agencies and with security experts in efforts to recover the stolen funds. At this time, there is no assurance that any portion of the stolen funds will be recovered. The Company does not carry insurance coverage that is expected to offset losses of this nature.

The Company currently anticipates revenues in the range of approximately $54,000 to $750,000 over the next three months. These projections are based on (i) executed customer contracts totaling approximately $54,000 scheduled to bill during this period, and (ii) a sales pipeline of approximately $3 million, which represents non-binding opportunities subject to conversion risk. Historically, the Company's pipeline conversion rate has been approximately 24%, although there can be no assurance that future conversion rates will be consistent with past results. These projections are forward-looking statements and are subject to significant risks and uncertainties, including the Company's ability to (a) perform under existing contracts, (b) successfully close pipeline opportunities, (c) collect revenues in a timely manner, and (d) manage the operational and financial impacts of the recent federal crime. Actual results may differ materially from these projections, and investors should not place undue reliance on them.

Management has implemented a comprehensive austerity plan, engaged legal counsel and security experts, and implemented additional security protocols to mitigate further risks. The Company currently believes the incident will have minimal impact on servicing existing customers and only limited to moderate delays in product development. These assessments, however, are forward-looking in nature and subject to significant risks and uncertainties. The Company expects that the impact of the theft will be reflected in its next periodic financial statements filed under Regulation CF. See "Additional Risk Factors Related to Recent Developments" for further discussion of the risks associated with this incident, including its impact on the Company's liquidity, debt obligations, and ability to execute its business plan.

RELATED PARTY TRANSACTIONS

Related Person Transactions

From time to time the Company may engage in transactions with "related persons". Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 5% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During the 2025 fiscal year the Company did not have any related person transactions that exceeded an aggregate of $1,000.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rhonda Stevenson
Rhonda Stevenson
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Timothy Alatorre
Timothy Alatorre
Chairman of the Board, Chief Operating Officer, and Chief Financial Officer

/s/ Thomas R. Spilker
Thomas R. Spilker
Vice Chairman of the Board and Chief Technical Officer

/s/ Rhonda Stevenson
Rhonda Stevenson
Chief Executive Officer

/s/ Robert Miyake
Robert Miyake
Director

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Independent Accountant Review Report

SM CPAS, P.C.
10 NEW KING STREET, SUITE 118, WHITE PLAINS, NY 10604
914-397-1850 \ FAX 914-397-1854

To the Board of Directors and Management of
Above: Space Development Corporation and Subsidiary

We have reviewed the accompanying consolidated financial statements of Above: Space Development Corporation and Subsidiary, which comprise the consolidated balance sheet as of June 30, 2025 and the related consolidated statement of operations, changes in shareholders' equity, and cash flows for the fiscal year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression ofan opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Emphasis of Matter Regarding Going Concern
The accompanying consolidated financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has recently commenced its principal operations and has indicated that substantial risk exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing Above: Space Development Corporation and Subsidiary's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Above: Space Development Corporation and its Subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SM CPAS, P.C.

SMCPAS,PC
White Plains, New York
November 24, 2025

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets
As of June 30, 2025

		2025
Current Assets		
Cash and cash equivalents		$ 24,038
Accounts receivable		23,000
Prepaid expenses		26,964
	Total Current Assets	74,002
Property and Equipment		
Fixtures and equipment		68,210
Accumulated depreciation		(2,687)
	Total Property and Equipment	65,523
	Total Assets	$ 139,525
Liabilities and Shareholders' Deficit		
Current Liabilities		
Accounts payable and accrued expenses		$ 183,605
	Total Current Liabilities	183,605
Long Term Liabilities		
Employee benefits payable		184,118
	Total Liabilities	$ 367,723
Shareholder' Equity		
Common Stock, 175,000,000 shares authorized;		
82,896,504 shares issued and outstanding		28,631
Additional paid-in capital		3,488,137
Accumulated deficit		(3,744,966)
	Total Shareholders' Deficit	(228,198)
	Total Liabilities and Shareholders' Deficit	$ 139,525

See independent accountant's review report and notes to the financial statements.

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations
For the Fiscal year ended June 30, 2025

		2025
Revenue	$	106,973
Cost of goods sold		21,541
Gross Profit		85,432
Expenses:		
Employee wages and related costs		600,301
Marketing events		54,702
Engineering and development		-
Professional fees and consulting		284,450
Rent and overhead expense		121,481
Reimbursable expenses		10,667
Bank charges		1,032
Insurance expense		27,736
Travel expense		621
Office expense		7,166
Total Expenses		1,108,156
(Loss) from operations	$	(1,022,724)
Other Income and Expenses		
Legal settlement and other income	$	352,559
Interest expense		(30,969)
Total Other Income (Expenses)		321,590
Net Income (Loss)	$	(701,134)

See independent accountant's review report and notes to the financial statements.

Independent Accountant Review Report

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
For the Fiscal Years Ended June 30, 2025

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balance on June 30, 2024	81,983,661 $	20,352	$ 3,053,645 $	(3,043,832)	$ 30,165
Issuance of shares in connection with Reg CF offerings	912,843	8,279	434,492		$ 442,771
Net loss fiscal year ended 2025				$ (701,134)	(701,134)
Balance on June 30, 2025	82,896,504 $	28,631	$ 3,488,137 $	(3,744,966)	$ (228,198)

See independent accountant's review report and notes to the financial statements.

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows
For the Fiscal year ended June 30, 2025

	2025
Cash flows from operating activities:	
Net income (loss)	$ (701,134)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Accounts receivable	(21,000)
Prepaid expenses	(5,280)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	9,347
Net Cash Used for Operating Activities	(718,067)
Cash flows from investing activities:	
Purchase of fixed assets	2,333
Net Cash Provided by Investing Activities	2,333
Cash flows from financing activities:	
Employee benefits liability	116,785
Shareholder contributions to capital	442,771
Net Cash Provided by Financing Activities	559,556
Net increase (decrease) in cash	(156,178)
Cash and cash equivalents at beginning of year	180,216
Cash and cash equivalents at end of year	$ 24,038
Supplemental cash flow information:	
Cash paid during the year for:	
Interest	$ 13,493
Income taxes	$ 19,827

See independent accountant's review report and notes to the financial statements.

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Notes to Financial Statements
For the Fiscal year ended June 30, 2025

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
As of the date of these financial statements Above: Space Development Corporation ("the Company") is a corporation formed on June 16, 2022 under the laws of the State of Delaware, and is headquartered in Huntsville, AL. The Company specializes in turn‑key construction services in low‑earth and cislunar orbit. Additionally, the company provides construction support services and tools to other private space companies and government space agencies.

Above: Space Development Corporation has a wholly owned subsidiary, Above: Orbital Inc., which was formed on June 16th, 2022.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year‑end is June 30. Financial statements from the subsidiary, Above: Orbital Inc. are consolidated with the parent company for purposes of this audit.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
During the year ended June 30, 2023, the Company adopted Accounting Standards Update (ASU) 2014‑ 01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five‑ step process for revenue recognition:
- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its long‑term construction projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has generated or recognized $1,947,874 in revenue, and has executed multiple revenue‑ producing contracts with US Department of Defense customers with anticipated revenue of over
$1,250,000 in the coming fiscal year.

Note 1 – Summary Significant Accounting Policies (continuation)

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* ‑ Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange‑traded instruments and listed equities.
>
> *Level 2* ‑ Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> *Level 3* ‑ Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2025, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At June 30, 2025, the Company had $23,000 in outstanding accounts receivable balances, The Company does not believe any allowance for uncollectible accounts is necessary at this time.

Note 1 – Summary Significant Accounting Policies (continuation)

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first- out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ended June 30, 2025, the Company had no on-hand inventory, thus determined that no such impairment charges were necessary.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on the basis of estimated useful lives of the various assets using straight line depreciation methods. Depreciation expense for the year ended June 30, 2025 was $2,687.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended June 30, 2025, the Company recognized $42,594 in advertising costs.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. Development costs for the year ended June 30, 2025 were minimal.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the State of California, Alabama and Delaware which has similar statutes. As such, all tax years are open since the Company's inception.

Note 1 – Summary Significant Accounting Policies (continuation)

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 2 – Going Concern and Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses during the period of approximately $701,134, and recently commenced revenue generating operations, which, among other factors, introduces risk related to the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to increase the number of profitable contracts for its flagship products and services, and its ability to generate positive operating cash flow.

During fiscal 2025, the Company sold 146 promissory notes pursuant to offerings under Regulation D, raising $146,000, and sold 912,698 shares pursuant to offerings under Regulation CF ("Reg CF") raising
$355,268.

During fiscal 2025, after accounting for fees and direct expenses of $58,496, the Company raised a total of $559,764 from sales and issuance of shares, resulting in total shares outstanding as of June 30, 2025 of 82,896,504.

The Company intends to conduct additional offering under Regulation D and Regulation CF with a registered funding portal in that later half of 2023. The Company is also pursuing grant opportunities through various US Government agencies, as well as Government backed loan guarantees, and private debt financing.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 3 – Commitments and Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

The Company is currently under investigation by the SEC for potential violations of federal securities laws in connection with its prior offerings under Regulation CF. The investigation, initiated in January 2024, is focused on the accuracy of disclosures and compliance with filing requirements. No formal charges have been brought. The SEC has indicated that it does not intend to issue a Wells Notice, and its review is limited to potential negligence rather than recklessness, intentional misconduct, or criminal offenses. The potential penalties remain under negotiation; however, the Company believes that any resolution may involve monetary fines and not sanctions that would prohibit the Company from continuing operations or raising capital. The investigation does not mean that the SEC has concluded that the Company or a representative of the Company has violated the law. Also, the investigation does not mean that the SEC has a negative opinion of any person, entity, or security.

If the SEC determines that violations occurred, the Company could be subject to fines, penalties, or requirements to offer rescission rights to prior investors, which could materially impact its financial position. Because the SEC is pursuing only a negligence-based claim, any resolution is unlikely to result in a "bad actor" disqualification under various securities exemptions, though it could still restrict the Company's ability to raise capital through exempt offerings in the future if it involves certain cease-and- desist orders or injunctions.

Under GAAP, contingent liabilities are recorded if the contingency is "likely" to occur and the amount of the liability can be "reasonably estimated". At this time, due to the uncertainties surrounding the investigation and ongoing negotiations, neither of these conditions are met, and consequently, no liability has been recorded.

Management is actively cooperating with the SEC and will update this disclosure as new information becomes available.

Note 4 – SAFE agreements

As of the end of the period the Company had no SAFE agreements.

Note 5 – Shareholder's Equity

Above: Space Development Corporation has 100,000,000 Class A shares of common stock authorized, 75,000,000 Class B shares of common stock authorized, par value $0.001, and 75,000,000 of preferred stock authorized.

Note 5 – Shareholder's Equity (continuation)

During the period from its inception on June 16, 2022 to June 30, 2025, the Company issued an aggregate of 82,896,504 Class A common shares, 552,046 Class B common shares, and no preferred shares. In addition, the Company has granted warrants to purchase 327,957 Class A common shares. Equity was distributed to officers, employees, contractors, advisors, and to third parties through Reg CF rounds, and warrant, stock grants. The Company has reserved the remaining authorized but unissued shares for issuance or sale to other third parties.

As of June 30, 2025, there were a total of 82,896,504 shares issued and outstanding and based on a current offering price for Class A Common Stock of $2.30, and for Class B Common Stock of $0.46, the Company's market capitalization was approximately $189.7 million.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through November 24, 2025, the date these financial statements were available to be issued.

On or about July 26, 2025, a federal crime was committed against Above: Space Development Corporation. The Company discovered that approximately 90% of its total cash reserves as of that date had been stolen through unauthorized transfers. The stolen funds consisted primarily of loan proceeds from multiple lenders, evidenced by promissory notes totaling approximately $880,000 in principal, together with a portion of Company revenue. The Company remains obligated to repay these loans in full notwithstanding the theft. Certain lender extensions remain in process. No employees or contractors of the Company have been implicated or suspected as culpable.

The Company is not disclosing further details regarding the nature of the crime in order to avoid compromising ongoing investigations and recovery efforts.

The Company promptly reported the federal crime to law enforcement authorities, including the Huntsville Police Department, the Federal Bureau of Investigation, the United States Secret Service, and the Federal Trade Commission, as well as to its financial institutions. The Company is cooperating fully with these agencies and with security experts in efforts to recover the stolen funds. At this time, there is no assurance that any portion of the stolen funds will be recovered. The Company does not carry insurance coverage that is expected to offset losses of this nature.

Management has implemented a comprehensive austerity plan, engaged legal counsel and security experts, and implemented additional security protocols to mitigate further risks. The Company currently believes the incident will have minimal impact on servicing existing customers and only limited to moderate delays in product development. These assessments, however, are forward-looking in nature and subject to significant risks and uncertainties. The impact of the theft is ongoing and is anticipated to take more than six months for the Company's liquidity, debt obligations, and ability to execute its business plan to return to pre theft conditions.

SUPPLEMENTAL INFORMATION

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Balance Sheet as of June 20, 2025

	Parent	Sub		Consolidated
	Above: Space Development Corp	Above: Orbital Inc	Eliminating Entries	
Account				
Assets				
Current Assets				
Cash and cash equivalents	$ 3,286.08	$ 20,751.89		$ 24,037.97
Accounts receivable	$ -	$ 23,000.00		$ 23,000.00
Prepaid expenses & other	$ -	$ 26,964.01	$ -	$ 26,964.01
Fixed assets, net	$ -	$ 65,523.42	$ -	$ 65,523.42
Investment in Above Orbital Inc.	$ 3,433,201.40	$ -	$ (3,433,201.40)	$ -
				$ -
Total assets	$ 3,436,487.48	$ 136,239.32	$ (3,433,201.40)	$ 139,525.40
Liabilities and Equity				
Current Liabilities				
Accounts payable and accrued expenses	$ 54,885.01	$ 128,720.08		$ 183,605.09
Due to Above: Space Development Corporation	$ -	$ 833,998.36	$ (833,998.36)	$ -
Total current liabilities	$ 54,885.01	$ 962,718.44	$ (833,998.36)	$ 183,605.09
Long term Liabilities				
Employee benefits liability	$ -	$ 184,118.31		$ 184,118.31
Total long term liabilities	$ -	$ 184,118.31		$ 184,118.31
				$ -
Total liabilities	$ 54,885.01	$ 1,146,836.75	$ (833,998.36)	$ 367,723.40
Stockholders' equity				
Common Stock	$ 28,629.86	$ 1.00		$ 28,630.86
Additional paid-in capital	$ 3,626,386.17	$ 2,460,953.79	$ (2,599,203.04)	$ 3,488,136.92
Retained earnings (deficit)	$ (273,413.56)	$ (3,471,552.22)	$ -	$ (3,744,965.78)
Total equity	$ 3,381,602.47	$ (1,010,597.43)	$ (2,599,203.04)	$ (228,198.00)
Total liabilities and equity	$ 3,436,487.48	$ 136,239.32	$ (3,433,201.40)	$ 139,525.40

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Statement of Operations for the year ended June 30, 2025

	Parent	Sub	Eliminating	Consolidated
	Above: Space Development Corp	Above: Orbital Inc	Entries	
Account				
Income				
Revenus	$ -	$ 106,972.79		$ 106,972.79
Cost of Goods Sold	$ -	$ 21,541.33		$ 21,541.33
Gross profit	$ -	$ 85,431.46	$ -	$ 85,431.46
Operating Expenses				
Employee wages and related costs	$ 1,198.15	$ 599,103.09	$ -	$ 600,301.24
Marketing events	$ 18,000.00	$ 40,020.73		$ 58,020.73
Engineering and development	$ -	$ (3,320.07)		$ (3,320.07)
Professional Fees	$ 65,105.58	$ 219,344.65		$ 284,450.23
Rent and overhead expenses	$ -	$ 121,481.35		$ 121,481.35
Reimbursable Expense	$ -	$ 10,667.10		$ 10,667.10
Bank Service Charges	$ -	$ 1,032.19		$ 1,032.19
Insurance expense	$ 14,242.26	$ 13,493.27		$ 27,735.53
Travel	$ -	$ 621.10	$ -	$ 621.10
Office Expenses General	$ -	$ 7,166.33	$ -	$ 7,166.33
Total operating expenses	$ 98,545.99	$ 1,009,609.74	$ -	$ 1,108,155.73
Operating loss	$ (98,545.99)	$ (924,178.28)	$ -	$ (1,022,724.27)
Other income and expense				
Other income	$ 81.05	$ 352,478.15	$ -	$ 352,559.20
Grants and donations	$ -	$ -	$ -	$ -
Interest expense	$ -	$ (30,969.11)	$ -	$ (30,969.11)
				$ -
	$ 81.05	$ 321,509.04	$ -	$ 321,590.09
Net loss	$ (98,464.94)	$ (602,669.24)	$ -	$ (701,134.18)

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Balance Sheet as of June 30, 2024

	Parent	Sub		
	Above: Space Development Corp	Above: Orbital Inc	Eliminating Entries	Consolidated
Account				
Assets				
Current Assets				
Cash and cash equivalents	$ 56,021.85	$ 124,194.48		$ 180,216.33
Accounts receivable	$ -	$ 2,000.00		$ 2,000.00
Prepaid expenses & other	$ -	$ 21,684.01		$ 21,684.01
Fixed assets, net	$ -	$ 67,855.60		$ 67,855.60
Investment in Above: Orbital	$ 2,964,563.32	$ -	$ (2,964,563.32)	$ -
Due from Above: Orbital				$ -
Total assets	$ 3,020,585.17	$ 215,734.09	$ (2,964,563.32)	$ 271,755.94
Liabilities and Equity				
Current Liabilities				
Accounts payable and accrued expenses	$ -	$ 174,257.59		$ 174,257.59
Due to Above: Space Development Corporation	$ -	$ 365,360.28	$ (365,360.28)	$ -
Total current liabilities	$ -	$ 539,617.87	$ (365,360.28)	$ 174,257.59
Long term Liabilities				
Employee benefits liability	$ -	$ 67,333.28		$ 67,333.28
Total long term liabilities	$ -	$ 67,333.28		$ 67,333.28
				$ -
Total liabilities	$ -	$ 606,951.15	$ (365,360.28)	$ 241,590.87
Stockholders' equity				
Common Stock	$ 20,350.30	$ 1.00		$ 20,351.30
Additional paid-in capital	$ 3,175,183.49	$ 2,477,664.92	$ (2,599,203.04)	$ 3,053,645.37
Retained earnings (deficit)	$ (174,948.62)	$ (2,868,882.98)	$ -	$ (3,043,831.60)
Total equity	$ 3,020,585.17	$ (391,217.06)	$ (2,599,203.04)	$ 30,165.07
Total liabilities and equity	$ 3,020,585.17	$ 215,734.09	$ (2,964,563.32)	$ 271,755.94

Supplemental Information

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Statement of Operations for the year ended June 30, 2024

	Parent	Sub	Eliminating	Consolidated
	Above: Space Development Corp	Above: Orbital Inc	Entries	
Account				
Income				
Revenus	$ -	$ 824,821.58		$ 824,821.58
Cost of goods sold	$ -	$ 30,909.96		$ 30,909.96
Gross profit	$ -	$ 793,911.62	$ -	$ 793,911.62
Operating Expenses				
Employee wages and related costs	$ -	$ 672,568.51	$ -	$ 672,568.51
Marketing events	$ -	$ 99,220.54		$ 99,220.54
Engineering and development	$ -	$ 12,543.93		$ 12,543.93
Professional fees and consulting	$ 128,052.85	$ 487,749.26		$ 615,802.11
Rent and overhead expenses	$ 449.51	$ 123,315.33		$ 123,764.84
Reimbursable expenses	$ -	$ 20,420.82		$ 20,420.82
Bank charges	$ -	$ 3,825.35		$ 3,825.35
Insurance expense	$ 2,044.50	$ 19,308.70		$ 21,353.20
Travel	$ -	$ 29,357.27	$ -	$ 29,357.27
Office expense	$ -	$ 19,586.69	$ -	$ 19,586.69
Total operating expenses	$ 130,546.86	$ 1,487,896.40	$ -	$ 1,618,443.26
Operating loss	$ (130,546.86)	$ (693,984.78)	$ -	$ (824,531.64)
Other income and expense				
Other income	$ 350.02	$ 7,700.42	$ -	$ 8,050.44
Grants and donations	$ -	$ (1,000.00)	$ -	$ (1,000.00)
Interest expense	$ -	$ (5,009.42)	$ -	$ (5,009.42)
				$ -
Other (income) expense, net	$ 350.02	$ 1,691.00	$ -	$ 2,041.02
Net loss	$ (130,196.84)	$ (692,293.78)	$ -	$ (822,490.62)